Exhibit 99.3

Independent Auditors’ Report

The Board of Directors
Lonmin Limited

We have audited the accompanying consolidated financial statements of Lonmin Limited (formerly Lonmin Plc) and its subsidiaries, which comprise the consolidated statements of financial position as of 30 September 2018, 2017 and 2016, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lonmin Limited and its subsidiaries as of September 30, 2018, 2017, and 2016 and their consolidated financial performance and their consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

London, United Kingdom
4 October 2019

Lonmin Limited (previously Lonmin Plc)

Consolidated income statement

for the year ended 30 September

		2018	2017	2016
		Total	Total	Total
	Notes	$m	$m	$m
Revenue	2	1,345	1,166	1,118
Cost of sales	3	(1,153)	(1,053)	(931)
Finance income	4	37	49	55
Finance expenses	4	(67)	(137)	(88)
Share-based payments		(1)	(1)	(15)
Foreign exchange gains / (losses)		11	(2)	2
Other costs		(39)	(63)	(61)
Depreciation charge - property, plant and equipment		(14)	(66)	(101)
Amortisation charge - intangible assets		-	(2)	(3)
Impairment of intangibles	29	-	(62)	(19)
Impairment of property, plant and equipment	29	-	(991)	(316)
Employee benefits of key management excluding share-based payments and attraction bonuses		(3)	(3)	(2)
Restructuring costs [i]		(38)	(3)	7
Profit on disposal of property, plant and equipment		-	1	-
Profit on disposal of joint venture		-	-	5
Foreign exchange arising on acquisition of Pandora	30	(24)	-	-
Share of profit / (loss) of equity accounted investments	10	21	0	-
Profit / (loss) before royalties and tax		75	(1,167)	(349)
Royalties		(7)	(6)	(6)
Profit / (loss) before taxation		68	(1,173)	(355)
Income tax (charge) / credit	5	(6)	21	(45)
Profit / (loss) for the year		62	(1,152)	(400)
Attributable to:
- Equity shareholders of Lonmin Limited		58	(998)	(344)
- Non-controlling interests		4	(154)	(56)

Earnings per share (cents)	6	20.5	(353.2)	(137.8)
Diluted earnings per share (cents) [i]i	6	20.5	(353.2)	(137.8)

Footnotes:

i

Restructuring costs are labour related costs associated with the removal of two layers of management and changes to the operational management structure as part of the turnaround of Lonmin Limited (previous Lonmin Plc).

ii	Diluted earnings / (loss) per share is based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options.

Consolidated statement of comprehensive income

for the year ended 30 September

	2018	2017	2016
	Total	Total	Total
	$m	$m	$m
Profit / (loss) for the year	62	(1,152)	(400)
Items that may be reclassified subsequently to the income statement:
- Change in fair value of available for sale financial assets	12	8	-
- Foreign exchange loss on retranslation of proportionally consolidated investment transferred to the income statement	14	1	-
- Deferred tax on items taken directly to the statement of comprehensive income	-	2	(1)
Total other comprehensive income for the year	26	11	(1)
Total comprehensive income / (loss) for the year	88	(1,141)	(401)

Attributable to:
- Equity shareholders of Lonmin Limited	81	(987)	(345)
- Non-controlling interests	7	(154)	(56)
	88	(1,141)	(401)

Lonmin Limited (previously Lonmin Plc)

Consolidated statement of financial position

as at 30 September

		2018	2017	2016
	Notes	$m	$m	$m

Non-current assets
Intangible assets	8	12	11	74
Property, plant and equipment	9	300	229	1,195
Royalty prepayment	28	35	36	37
Other financial assets	11	44	34	21
Deferred tax assets	19	-	1	-
		391	311	1,327

Current assets
Inventories	12	263	245	245
Trade and other receivables	13	68	75	70
Assets held for sale	14	17	-	-
Other financial assets	11	-	-	69
Cash and cash equivalents	27	264	253	324
		612	573	708

Current liabilities
Trade and other payables	14	(204)	(181)	(195)
Interest bearing loans and borrowings	16	(150)	(150)	-
Deferred revenue	17	(8)	(13)	-
Tax payable		(3)	(7)	-
		(365)	(351)	(195)
Net current assets		247	222	513

Non-current liabilities
Interest bearing loans and borrowings	16	-	-	(150)
Deferred tax liabilities	19	-	-	(38)
Deferred royalty payment	28	-	-	(3)
Deferred revenue	17	(40)	(27)	(9)
Contingent consideration	30	(18)	-	-
Provisions	20	(119)	(134)	(128)
		(177)	(161)	(328)
Net assets		461	372	1,512

Capital and reserves
Share capital	22	586	586	586
Share premium		1,816	1,816	1,816
Other reserves		88	88	88
Accumulated loss		(1,730)	(1,812)	(826)
Attributable to equity shareholders of Lonmin Limited		760	678	1,664
Attributable to non-controlling interests		(299)	(306)	(152)
Total equity		461	372	1,512

Lonmin Limited (previously Lonmin Plc)

Consolidated statement of changes in equity

for the year ended 30 September

	Equity interest

	Called	Share				Non-
	up share	premium	Other	Accumulated		controlling	Total
	capital	account	reserves [i]	loss ii	Total	interests iii	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 October 2017	586	1,816	88	(1,812)	678	(306)	372
Profit for the year	-	-	-	58	58	4	62
Total other comprehensive income:	-	-	-	23	23	3	26
- Change in fair value of available for sale financial assets	-	-	-	11	11	1	12
- Foreign exchange loss on retranslation of proportionally consolidated investments	-	-	-	12	12	2	14
Transactions with owners, recognised directly in equity:	-	-	-	1	1	-	1
- Share-based payments	-	-	-	1	1	-	1
							-
At 30 September 2018	586	1,816	88	(1,730)	760	(299)	461

	Equity interest

	Called	Share				Non-
	up share	premium	Other	Accumulated		controlling	Total
	capital	account	reserves [i]	loss ii	Total	interests iii	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 October 2016	586	1,816	88	(826)	1,664	(152)	1,512
Loss for the year	-	-	-	(998)	(998)	(154)	(1,152)
Total other comprehensive income:	-	-	-	11	11	-	11
- Change in fair value of available for sale financial assets	-	-	-	8	8	-	8
- Foreign exchange gain on retranslation of proportionally consolidated investment	-	-	-	1	1	-	1
- Deferred tax on items taken directly to the statement of comprehensive income	-	-	-	2	2	-	2
Transactions with owners, recognised directly in equity:	-	-	-	1	1	-	1
- Share-based payments	-	-	-	1	1	-	1
							-
At 30 September 2017	586	1,816	88	(1,812)	678	(306)	372

Lonmin Limited (previously Lonmin Plc)

Consolidated statement of changes in equity (continued)

for the year ended 30 September

	Equity interest

	Called	Share				Non-
	up share	premium	Other	Accumulated		controlling	Total
	capital	account	reserves [i]	loss ii	Total	interests iii	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 October 2015	586	1,448	88	(496)	1,626	(96)	1,530
Loss for the year	-	-	-	(344)	(344)	(56)	(400)
Total other comprehensive expenses:	-	-	-	(1)	(1)	-	(1)
- Deferred tax on items taken directly to the statement of comprehensive income	-	-	-	(1)	(1)	-	(1)
Transactions with owners, recognised directly in equity:	-	368	-	15	383	-	383
- Share-based payments	-	-	-	15	15	-	15
- Share capital and share premium recognised on equity issuance [i]v	-	395	-	-	395	-	395
- Equity issue costs charged to share premium iv	-	(27)	-	-	(27)	-	(27)
							-
At 30 September 2016	586	1,816	88	(826)	1,664	(152)	1,512

Footnotes:

i	Other reserves at 30 September 2018 represent the capital redemption reserve of $88 million (2017 and 2016 - $88 million).
ii

Accumulated loss include a $16 million of accumulated credit in respect of fair value movements on available for sale financial assets (2017 - $8 million, 2016 - $nil) and $nil accumulated exchange on retranslation of equity accounted investments (2017 - $24 million loss, 2016 - $25 million loss).

iii

Non-controlling interests represent a 13.76% effective shareholding in each of Eastern Platinum Limited, Western Platinum Limited and Messina Limited and a 19.87% effective shareholding in Akanani Mining (Proprietary) Limited.

iv	See note 33 for more detail regarding the Rights Issue.

Lonmin Limited (previously Lonmin Plc)

Consolidated statement of cash flows

for the year ended 30 September

		2018	2017	2016
	Notes	$m	$m	$m
Profit / (loss) for the year		62	(1,152)	(400)
Taxation	5	6	(21)	45
Share of (loss) of equity accounted investments	10	(21)	-	-
Finance income	4	(37)	(49)	(55)
Finance expenses	4	67	137	88
Foreign exchange arising on acquisition of Pandora		24	-	-
Profit on disposal of joint operation		-	-	(5)
Non-cash movement on deferred revenue	17	(1)	(3)	(23)
Depreciation and amortisation		14	68	104
Impairment of non-financial assets		-	1,053	335
Change in inventories		(18)	-	36
Change in trade and other receivables		6	(5)	(7)
Change in trade and other payables		26	(14)	(13)
Change in provisions		(23)	4	(50)
Deferred revenue received	17	7	34	9
Share-based payments		1	1	15
Fair value adjustment of financial assets		(1)	-	-
Profit on disposal of property, plant and equipment		-	(1)	-
Foreign exchange gain on contingent consideration		(3)	-	-
Prepaid royalties		1	(2)	-
Cash inflow from operations		110	50	79
Interest received		6	5	6
Interest and bank fees paid		(16)	(18)	(20)
Tax paid		(10)	(8)	(10)
Cash inflow from operating activities		90	29	55

Cash flow from investing activities
Distribution from joint operations	10	7	-	-
Proceeds on disposal of joint operation		-	-	5
Acquisition of Pandora		(4)	-	-
Additions to other financial assets	11	(3)	(4)	-
Disposal of other financial assets	11	3	-	-
Purchase of property, plant and equipment	9	(72)	(99)	(87)
Purchase of intangible assets	8	(1)	(1)	(2)
Cash used in investing activities		(70)	(104)	(84)

Repayment of current borrowings	27	-	-	(506)
Proceeds from non-current borrowings	27	-	-	150
Proceeds from equity issuance	33	-	-	395
Costs of issuing shares	33	-	-	(27)
Profit on forward exchange contracts on equity issuance	33	-	-	5
Cash inflow from financing activities		-	-	17
Increase / (decrease) in cash and cash equivalents	27	20	(75)	(12)
Opening cash and cash equivalents	27	253	324	321
Effect of foreign exchange rate changes	27	(9)	4	15
Closing cash and cash equivalents	27	264	253	324

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Reporting entity

Lonmin Limited (previously, Lonmin Plc and hereafter where appropriate referred to as Lonmin Limited, refer note 31) is a company incorporated in the United Kingdom. The address of the Company’s registered office is Lower Ground Floor, One George Yard, London, EC3V 9DF. The consolidated financial statements of the Company as at and for the year ended 30 September comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in equity accounted investments.

Basis of preparation

Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (IASB) (adopted IFRSs) and approved by the Directors on this basis. The purpose of these financial statements is for inclusion in a registration statement filed with the Securities and Exchange Commission for the registration of securities relating to an exchange offer by Sibanye Stillwater Limited (“Sibanye”) to acquire all of the issued share capital of Sibanye Gold Limited.

The financial statements were approved by the Board of Directors on 4 October 2019.

Basis of measurement

The financial statements are prepared on the historical cost basis except for the following:

•Derivative financial instruments are measured at fair value.

•Available for sale assets are measured at fair value.

•Liabilities for cash settled share-based payment arrangements are measured at fair value.

•Non-current assets held for sale are stated at the lower of their carrying amount and fair value less cost to sell.

Going Concern

Background

On 7 June 2019 all conditions precedent relating to the acquisition of Lonmin Plc by Sibanye Gold Limited (“Sibanye”) were met and the transaction was implemented on 10 June 2019, when the Lonmin Plc shares were suspended from the London Stock exchange (the “acquisition”). Subsequently, Lonmin Plc delisted from the London Stock Exchange and has since been converted to a private company, Lonmin Limited (together with its subsidiaries “Lonmin group”).

Prior to acquisition, in October 2018 the Lonmin group completed a $200 million forward metal sale agreement, which was used to settle the term loan of $150 million and all its other pre-existing undrawn facilities with its South African Rand and US Dollar lender groups were cancelled. Subsequent to the acquisition the remaining amount outstanding on the $200 million forward metal sale agreement was repaid in full using facilities available within the Lonmin group. In addition, since the acquisition date, the Lonmin group has been able to access the Sibanye Gold Limited group’s (“the Sibanye group”) funding and liquidity arrangements.

Sibanye is in the process of investigating and planning the reorganisation of the Lonmin group’s legal structure. At the date of this report, the reorganisation is in preliminary investigation phase and conclusions on key steps are pending. Whilst it is possible the Lonmin group’s South African operations, primarily Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL) which amount to most of the Lonmin group’s operations, may be transferred to elsewhere within the Sibanye group it is not expected that either Lonmin Limited or the operations of WPL and EPL will cease trading.

Cash flow forecasts

The directors have prepared cash flow forecasts for a period of at least 12 months from the date of approval of these financial statements which indicate that, taking account of reasonably possible downsides, the Lonmin group will have sufficient funds, mainly through funding from its ultimate parent company, Sibanye, to meet its liabilities as they fall due for that period.

Those forecasts highlight that the Lonmin group is dependent on Sibanye providing additional financial support during that period to enable the Lonmin group to continue to trade.  Sibanye has indicated its intention to continue to make available such funds as are needed by the Lonmin group for the period covered by the forecasts.  As with any company placing reliance on other group entities for financial support, the directors acknowledge that there can be no certainty that this support will continue although, at the date of approval of these financial statements, they have no reason to believe that it will not do so.

Support from Sibanye

The directors have considered the ability of Sibanye to provide such support. This included reviewing the cash flow forecasts of the Sibanye group for a period of at least 12 months from the date of approval of these financial statements. As part of this assessment, the directors considered the expected access to financing, compliance with covenant levels and a series of reasonable possible downside scenarios. The directors noted specifically:

•

Access to financing: As at 30 June 2019 the Sibanye group’s interim financial statements showed total borrowings of R27,118.1 million and total cash of R6,000.4 million. The borrowings include R3,046.4 million drawn down at 30 June 2019 against a ZAR facility of R6,000 million which expires in November 2019. With the exception of the Burnstone debt, which is repayable based on a percentage of the underlying cash flows of the Burnstone operations and without recourse to the group, all other facilities and borrowings mature after April 2022. The ZAR facility is in the process of being refinanced and as at the date of this report, all banks within the syndicate have received credit committee approval for the refinancing. The total amount that will be refinanced is R 5,500 million and the terms and conditions of this facility, including covenant levels, are materially consistent with the previous facility. The renewal of the facility is subject to finalisation of the legal documentation and certain conditions precedent which the

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

directors consider are standard in nature or within the control of the Sibanye group. Therefore, given the advanced stage of this process, and the credit committee approval, the Sibanye group is confident that it will have access to this facility in their cash flow forecasts.

•

Covenant ratio’s: The Sibanye group’s leverage ratio (net debt to adjusted EBITDA) as at 30 June 2019 was 2.5:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 6.2:1 (31 December 2018: 2.5:1 and 5.9:1). Under the covenant rules, the twelve month rolling EBITDA incorporates the Lonmin group’s EBITDA as if it had always been part of the group; as such these ratio’s differ from those published in the 30 June 2019 Sibanye group’s interim financials which only include the Lonmin group’s results from acquisition date.  These were within the maximum permitted leverage ratio of 3.5:1 until to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1. The ratios are calculated on a quarterly basis and are set by the US$600 million revolving credit facility (“RCF”) and the R6.0 billion RCF (together “RCFs”). Whilst not ultimately utilised the RCF lenders approved additional temporary covenant uplifts for the periods ending 31 March 2019 and 30 June 2019, in order to ensure the Sibanye group retained adequate covenant headroom whilst navigating the accumulated impacts of the change in offtake contract at the Rustenburg operation from sale of concentrate to tolling agreement where Sibanye sell refined metals and the extended gold strike which ended in April 2019. The ratios were also within the maximum permitted levels at 30 September 2019.

•

Labour unrest and union activity: The Sibanye group’s South African PGM operations which now include the Lonmin group’s South African PGM operations) three yearly wage negotiations began during July 2019 and are yet to be concluded. The Sibanye group has contingency plans in place to mitigate the impact of any related strike action, but extended strike action could impact negatively on cash flows and future adjusted EBITDA, which would impact on the covenant ratios. It is possible, given the scale and size of the businesses, that the daily impact of the strike could potentially be similar to the recent strike in the gold operations. However, should refining and processing be unaffected by a strike as was the case in the recent gold strike and previous PGM strikes, metals in the refining pipeline would continue to be available for sale for a period of over three months potentially mitigating any initial or short term strike impacts significantly. The Sibanye group has run a series of reasonably possible downside scenarios, and considering current pricing and mitigating factors within the Sibanye group’s control, including reduction of capex, the directors consider that the Sibanye group will continue to have sufficient liquidity and be in compliance with covenant levels.

Conclusion

Based on the directors’ expectation of the ZAR facility refinancing prior to the facility expiring on 15 November 2019, and that the Sibanye group has sufficient liquidity and will be in compliance with covenants in reasonably possible downside strike scenarios, the directors believe Sibanye has the ability and intention to support the Lonmin group and therefore that the Lonmin group will continue to have adequate financial resources to meet obligations as they fall due for at least 12 months from the date of approval of the financial statements. Accordingly, the directors have formed a judgement that it is appropriate to prepare the financial statements on a going concern basis.

Functional and presentation currency

The consolidated financial statements are presented in US Dollars (rounded to the nearest million), which is the functional currency of the Company and its principal operations.

Use of estimates and judgements

The preparation of financial statements in conformity with adopted IFRSs requires the Directors to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In the course of preparing the financial statements, no judgements have been made in the process of applying the Group’s accounting policies other than those involving estimates. The estimates made have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

Impairment of non-financial assets

In determining the recoverable amount of intangible assets and property, plant and equipment, judgement is required in determining key inputs into valuation models. The key assumptions, and the Directors approach for determining these, are described in the policy on Impairment: Non–financial assets. The impact of movements in key assumptions is disclosed in note 29.

Recoverability of the HDSA receivable

As described in the policy on Impairment – financial assets, an assessment is made at each reporting period to determine whether there is objective evidence that the HDSA receivable is impaired. This assessment for indicators of a loss event, involves a high degree of judgement.

The assessment is based on the value of the security which is primarily driven by the value of Incwala’s, a third party shareholder, underlying investments in the following subsidiaries of Lonmin Limited: Western Platinum Limited (WPL), and Eastern Platinum Limited (EPL) and Akanani (refer note 11). The same valuation models for the Marikana (jointly WPL and EPL) and Akanani Mining Proprietary Limited (Akanani) Cash Generating Units (CGU) that are prepared to assess “Impairment of non-financial assets” above are used as the basis for determining the value of Incwala’s investments. Thus similar judgements apply around the determination of key assumptions in those valuation models.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Physical quantities of inventory (excluding consumables)

Inventory is held in a wide variety of forms across the value chain reflecting the stage of refinement. Prior to production as final metal the inventory is always contained within a carrier material. As such inventory is typically sampled and assays taken to determine the metal content and how this is split by metal. Measurement and sampling accuracy can vary quite significantly depending on the nature of the vessels and the state of the material. An allowance for estimation uncertainty is applied to the various categories of inventory and is dependent on the degree to which the nature and state of material allows for accurate measurement and sampling.

The estimation allowance was $10 million at 30 September 2018 (2017 and 2016: $7 million). The range used for the estimation allowance was between 2% and 5%. Stock in the earlier stages of refinement is adjusted with a higher percentage (5%). The percentage reduces to 2% for stock in the later stages of refinement where uncertainty is less. The range is based on independent metallurgists’ level of confidence obtained from the outcome of the stocktake. Those results are applied in arriving at the appropriate quantities of inventory. The carrying value of inventory is disclosed in note 13. A change in the estimation allowance of +/-1% points would have an estimated impact of $(2)/2 million on the valuation of inventory.

Environmental rehabilitation obligations

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for rehabilitation provision in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulation, life of mine estimates and discount rate could affect the carrying amount of this provision.

The rehabilitation provision is most sensitive to the closure date assumption of near term planned closures. The rehabilitation of the K3 UG2 open cast pit is assumed to occur in 2024. A change of +/- 1 year could impact the rehabilitation provision by around $1/$(1) million.

Net realisable value of inventory (excluding consumables)

Inventory is measured at the lower of cost and estimated net realisable value. Metal stock that has a cost that is more than the net realisable value is written down to its net realisable value. Market listed PGM prices adjusted for downstream recovery losses and processing costs (based on the latest cumulative unit cost per ounce) are used as the basis of determining the net realisable value.

The net realisable value adjustment was $nil million at 30 Sep'18. The range used for the net realisable value calculation varies between 87% and 99% depending on the type of material and the stage of refinement of the material. The net realisable value of stock in the earlier stages of refinement is calculated with a lower recovery percentage (87%) due to higher uncertainty. The recovery percentage increases to 99% for stock in the later stages of refinement where uncertainty is less. The range is based on independent metallurgists’ level of confidence obtained from the outcome of the stocktake.

New standards and amendments in the year

The following revised IFRSs have been adopted on 1 October 2017. The application of these IFRSs did not have any material impact on the amounts reported for the current and prior years:

•Amendments to IAS 12 - Recognition of deferred tax assets for unrealised losses.

The amendments to IAS 12 clarify the accounting treatment for deferred tax assets related to debt instruments measured at fair value.

•Amendments to IAS 7 - Statement of cash flows: Disclosure initiative.

The amendments to IAS 7 requires entities to provide disclosures about changes in their liabilities arising from financing activities, including changes arising from financing cash flows and non-cash changes (such as foreign exchange movements).

IASB endorsed IFRS not yet applied by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but not yet effective.

New standards which are relevant to the Group but not yet effective:

Title of standard	Summary of impact on the Financial Statements	Application date of standard	Application date for the financial year commencing
IFRS 9 Financial Instruments

The Group will adopt IFRS 9 from 1 October 2018. The Group has minimal financial assets (other than trade debtors and certain equity investments) and the new standard does not have a material impact on the recognition and measurement of the Group's financial assets. The standard will result in changes in presentation in some disclosures of the Group's financial assets.

		1 January 2018	1 October 2018

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Title of standard	Summary of impact on the Financial Statements	Application date of standard	Application date for the financial year commencing
IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes the previous revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretation. IFRS 15 establishes a single comprehensive five-step model to account for revenue arising from contracts with customers and is based on the core principle that revenue is recognised when control of a good or service transfers to a customer. On 1 October 2018, the Group adopted IFRS 15, which requires that revenue from contracts with customers be recognised upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the revenue recognition policy as set out in the consolidated financial statements for the year ended 30 September 2018, as the condition on most of the Group’s sales is generally satisfied when title and insurance risk transfers to the customer, and the goods have been delivered to a contractually agreed location. The requirements under IFRS 15 impacted a few of the Groups sales contracts, however the timing of these sales at year end resulted in no impact to the Group’s financial statement as the timing of the sales were still within the financial year.

		1 January 2018	1 October 2018

IFRS 16 Leases

IFRS 16 replaces the previous lead standard IAS 17 Leases and related interpretations. IFRS 16 has one model for lessees which will result in almost all leases being recognised on balance sheet as the distinction between operating and finance leases is removed. The only exceptions are short-term and low-value leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e. the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). Lessees also will be required to remeasure the lease liability upon the occurrence of certain events (e.g. a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of use asset. The Group, since being acquired by Sibanye-Stillwater has been assisted by their project team to assess the impact of the leases standard. To identify an appropriate population of procurement contracts that were assessed in light of the new requirements, the project team identified key stakeholders and held information gathering sessions to gather more information (through the use of interviews and questionnaires) with respect to the population.

		1 January 2019	1 January 2020

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Title of standard	Summary of impact on the Financial Statements	Application date of standard	Application date for the financial year commencing
The Group will use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives.

The Group has elected to apply the available exemptions as permitted by IFRS 16 to recognise a lease expense on a straight line basis for short-term leases (lease term of 12 months or less) and low value assets. The Group has also elected to apply the practical expedient for leases which term ends within 12 months of the date of initial application which will be accounted for in the same way as short-term leases. Upon the adoption of IFRS 16, the Group expects to recognise additional right of use assets and lease liabilities of approximately US$9 million at 1 January 2020 (change in year-end refer subsequent events, note 11). The Group expects an increase in amortisation and depreciation and finance expense, a decrease in cost of sales before amortisation and depreciation, and an increase in cash flow from operating activities as these lease payments will be recognised as financing outflows in the statement of cash flows.

Significant accounting policies

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements, and have been applied consistently by Group entities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

Refer note 34 for detail regarding the major operating subsidiaries.

Change in subsidiary ownership and loss of control

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Where the Group loses control of a subsidiary, the assets and liabilities are derecognised along with any related NCI and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

Application of the equity method to associates and joint ventures

Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Where an associate owns an equity interest in a Group entity an adjustment is made to the equity accounting and the non-controlling interest to avoid double counting. Any difference between the adjustment to the investment in the associate and non-controlling interest is taken direct to equity.

Joint Arrangements

A joint arrangement is an arrangement over which the Group and one or more third parties have joint control. These joint arrangements are in turn classified as:

•Joint ventures whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities; and

•Joint operations whereby the Group has rights to the assets and obligations for the liabilities relating to the arrangement.

Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealised income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Foreign currency

Transactions and balances

Transactions denominated in foreign currencies are translated into the respective functional currencies of the Group entities using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the financial reporting date are retranslated into the functional currency at the rates of exchange ruling at the financial reporting date. Non-monetary assets and liabilities are translated at the historic rate.

Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available for sale financial assets and equity accounted investments which are recognised directly in equity.

Foreign currency gains and losses are reported on a net basis.

Foreign operations

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•

Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

•

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity’s interest in the net assets of that operation), and of borrowings are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Revenue

Revenue is derived from the sale of metal inventories and is measured at the fair value of consideration received or receivable, after deducting discounts, volume rebates, value added tax and other sales taxes. A sale is recognised when: the significant risks and rewards of ownership have passed to the buyer (this is generally when title and insurance risk have passed to the customer, and the goods have been delivered to a contractually agreed location); recovery of the consideration is probable; the associated costs and possible return of goods can be estimated reliably; there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. In certain circumstances, for example sometimes in the sale of part-processed material, metal prices at the point of sale may be provisional. The impact of changes in metal prices to the point of settlement are reflected through revenue and receivables.

All third party metal sales are recognised as revenue. The Group does not credit capitalised development costs with income arising from production in development phases but rather recognises such metal as inventory (see Inventories policy).

Finance income and expenses

Finance income comprises interest on funds invested (including available for sale financial assets), dividend income, gains on the disposal of available for sale financial assets net of costs of disposal and gains on hedging instruments that are recognised in the income statement.

Interest income is accrued on a time basis by reference to the principal outstanding and the effective interest rate applicable.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Dividend income from investments is recognised when the Group’s rights to receive payment have been established.

Finance expenses comprise interest expense on borrowings, bank fees (including bank fees which are capitalised and amortised over the life of the facility), unwinding of discount on provisions and losses on hedging instruments that are recognised in the income statement.

All borrowing costs are recognised in the income statement using the effective interest method except for borrowing costs which are directly attributable to the acquisition, or construction of an asset. Such costs are capitalised to property, plant and equipment or intangible assets during the period of construction or development provided that future economic benefit is considered probable. Capitalised interest is shown as interest paid in the consolidated statement of cash flows.

The Company’s accounting policies in respect of the hybrid financial instrument issued to it by Phembani, its BEE partner, are detailed in the financial instruments section.

Research and development

Research expenditure is charged to the income statement in the period in which it is incurred.

Development expenditure which meets the recognition criteria for an intangible asset under IAS 38 - Intangible Assets, is capitalised and then amortised over the useful economic life of the developed asset, otherwise it is charged to the income statement as incurred. Borrowing costs related to the development of qualifying assets are capitalised.

Capitalised development expenditure is recognised at cost, and subsequently carried at cost less any accumulated impairment losses, where it can be demonstrated that the expenditure will result in completion of an asset which, when available for use or sale, will result in future economic benefit arising for the Group.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration for and evaluation of potential mineral reserves and includes costs relating to the following: acquisition of exploration rights; conducting geological studies; exploratory drilling and sampling and evaluating the technical feasibility and commercial viability of extracting a mineral resource as well as capitalised interest.

Expenditure incurred on activities that precede exploration for and evaluation of mineral resources, being all expenditure incurred prior to securing the legal rights to explore an area, is expensed immediately.

Expenditure towards in-house exploration for and evaluation of potential mineral reserves for each area of interest is expensed until it is considered probable that future economic benefit will arise through further exploration and subsequent development of the area of interest or, alternatively, by its sale.

Pre-feasibility studies involve the review of one or more potential development options with the aim of moving forward to the more detailed feasibility study stage. Expenditure related to such studies is expensed in full as there is insufficient certainty that future economic benefit will be generated at this stage of a project.

Expenditure relating to feasibility studies which support the technical feasibility and commercial viability of an area is capitalised under exploration and evaluation assets.

Where a feasibility study reaches a favourable conclusion, accumulated exploration and evaluation costs are transferred to mineral rights within intangibles or capital work in progress within property, plant and equipment as appropriate on commencement of the development phase of the related project. Where the feasibility study reaches an adverse conclusion, any previously capitalised exploration and evaluation expenditure is written off immediately.

Expenditure on purchased exploration and evaluation assets is capitalised at cost at the time of purchase. Subsequent expenditure may be capitalised at cost. Carrying values are subject to impairment reviews as per the Group’s policy. Exploration and evaluation expenditure is classified as property, plant and equipment or intangible depending on the nature of the expenditure.

Capitalised exploration and evaluation expenditure is a class of assets which are not available for use. Therefore amortisation is not provided on such assets.

Mineral mining rights, which are obtained following the completion of a feasibility study, are not included within exploration and evaluation expenditure. They are capitalised at cost under IAS 38 - Intangible Assets and are amortised on a units of production basis over the life of the mine.

Share-based payments

From the grant date, the fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the shares.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense, with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as a personnel expense in the income statement.

The fair value of each option or share appreciation right is determined using either a Black-Scholes option pricing model or a Monte Carlo projection model, depending on the type of the award. Market related performance conditions are reflected in the fair value of the share. Non-market related performance conditions are allowed for using a separate assumption about the number of awards expected to vest; the final charge made reflects the numbers actually vested on the basis that non-market conditions are met.

Pensions and other post-retirement benefits

The Group operates a number of defined contribution schemes in accordance with local regulations. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in the income statement when they are due.

Taxation

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax to be paid or recovered on the taxable income for the year, using the tax rates enacted or substantively enacted at the reporting date during the periods being reported upon, and any adjustments to tax payable in respect of previous years.

Deferred tax as directed by IAS 12 - Income Taxes is recognised in respect of certain temporary differences identified at the financial reporting date. Temporary differences are differences between the carrying amount of the Group’s assets and liabilities and their tax base.

A deferred tax liability is recognised in a business combination in respect of any identified fair value adjustments representing the difference between the fair value of the acquired asset and its tax base. Recognition of a deferred tax liability in respect of such a difference gives rise to a corresponding increase in goodwill recognised in the consolidated statement of financial position.

Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group where the entities have the right to settle current tax liabilities net. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is provided on temporary differences arising in relation to investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Business combinations and goodwill

Subject to the transitional relief in IFRS 1, all business combinations are accounted for by applying the acquisition method. Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

Acquisitions on or after 1 January 2010

For acquisitions on or after 1 January 2010, the Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus
•	the recognised amount of any non-controlling interests in the acquiree; plus
•	the fair value of the existing equity interest in the acquiree; less
•	the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, are expensed as incurred.

Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

On a transaction-by-transaction basis, the Group elects to measure non-controlling interests either at its fair value or at its proportionate interest in the recognised amount of the identifiable net assets of the acquiree at the acquisition date.

Acquisitions and disposals of non-controlling interests

Acquisitions and disposals of non-controlling interests that do not result in a change of control are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of such transactions. The adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. Any difference between the price paid or received and the amount by which non-controlling interests are adjusted is recognised directly in equity and attributed to the owners of the parent.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Intangible assets

Intangible assets, other than goodwill, acquired by the Group have finite useful lives and are measured at cost less accumulated amortisation and accumulated impairment losses. Where amortisation is charged on these assets, the expense is taken to the income statement through operating costs.

Amortisation of mineral rights is provided on a ‘units of production’ basis over the remaining life of mine to residual value (20 to 40 years).

All other intangible assets are amortised over their useful economic lives subject to a maximum of 20 years and are tested for impairment at each reporting date when there is an indication of a possible impairment.

Property, plant and equipment

Recognition

Property, plant and equipment is included in the statement of financial position at cost and subsequently less accumulated depreciation and any accumulated impairment losses.

Costs include expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and any other costs of dismantling and removing the items and restoring the site on which they are located. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Borrowing costs incurred on the acquisition or construction of qualifying assets are capitalised to the cost of the asset.

Gains and losses on disposals of an item of property, plant and equipment are determined by comparing the proceeds on disposal with the carrying value of property, plant and equipment and are recognised net in the income statement.

Componentisation

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognised upon replacement. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as incurred.

Capital work in progress

Development costs are capitalised and transferred to the appropriate category of property, plant and equipment when available for use.

Capitalised development costs include expenditure incurred to develop new operations and to expand existing capacity. Costs include interest capitalised during the period up to the level that the qualifying assets permit.

Depreciation

Depreciation is provided on a straight-line or units of production basis as appropriate over their expected useful lives or the remaining life of mine, if shorter, to residual value. The life of mine is based on proven and probable reserves. The expected useful lives of the major categories of property, plant and equipment are as follows:

	Method	Rate
Shafts and underground	Units of production	2.5% - 5.0% per annum	20 – 40 years
Metallurgical	Straight line	2.5% - 7.1% per annum	14 – 40 years
Infrastructure	Straight line	2.5% - 2.9% per annum	35 – 40 years
Other plant and equipment	Straight line	2.5% - 50.0% per annum	2 – 40 years

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Residual values and useful lives are re-assessed annually and if necessary changes are accounted for prospectively.

Impairment – Non-financial assets (excluding inventories and deferred tax)

The Group’s principal non-financial assets (excluding inventories and deferred tax assets) are property, plant and equipment, intangibles and goodwill associated with mining and processing activities. For the purpose of assessing recoverable amounts, these assets are grouped into cash generating units (CGUs). The Group’s two key CGU’s are:

•Marikana, which includes Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL). The Marikana CGU mines and processes substantially all of the ore produced by the Group; and

•Akanani Mining (Proprietary) Limited (Akanani), an exploration and evaluation asset located on the Northern Limb of the Bushveld Complex in South Africa.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

The Group also includes the Limpopo CGU which is currently on care and maintenance.

Recoverable amount is the higher of fair value less costs to sell and value in use. At each financial reporting date, the Group assesses whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment (if any).

Goodwill and intangible assets with an indefinite useful life are tested for impairment annually, regardless of whether an indication of impairment exists.

Items of property, plant and equipment that are not in use are reviewed annually for impairment on a fair value less costs to sell basis.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. Any impairment is recognised immediately as an expense.

Value in use

In assessing value in use, the estimated future cash flows, based on the most up to date business forecasts or studies for exploration and evaluation assets, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets for which estimates of future cash flows have not been adjusted.

Management uses past experience and assessment of future conditions, together with external sources of information in order to assign values to the key assumptions.

Management projects cash flows over the life of the relevant mining operation which is significantly greater than 5 years. Projecting cash flows over a period longer than 5 years is in line with industry practice and is supported by the Group’s history of the resources expected to be found being proven to exist. Management does not apply a growth rate because a detailed life of mine plan is used to forecast future production volumes.

For each CGU, a risk-adjusted discount rate is used for impairment testing. The key factors affecting the risk premium applied are the relevant stage of the development of the asset in the CGU (extensions to existing operations having significantly lower risk than evaluation projects for example), the level of knowledge and consistency of the ore body and sovereign risk.

Fair value less costs to sell

Fair value less costs to sell is determined by reference to the best information available to reflect the amount that the Group could receive for the CGU in an arm’s length transaction.

When comparable market transactions or public valuations of similar assets exist these are used as a source of evidence. However, the Group believes that mining CGUs tend to be unique and have their value determined largely by the nature of the underlying ore body. The fair value therefore is typically determined by calculating the value of the CGU using an appropriate valuation methodology such as calculating the post-tax net present value using a discounted cash flow forecast (as described in value in use).

The fair value less costs to sell for Limpopo has been calculated using resource multiples from comparable market transactions.

Exploration and evaluation assets

Under IFRS 6 exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. When this occurs, any impairment loss is immediately charged to the income statement.

Impairment – Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Reversal of impairment

At each financial reporting date, the Group assesses whether there is any indication that a previously recognised impairment loss has reversed. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and amortisation, had the impairment not been made. A reversal of impairment is recognised as income immediately except for previously impaired goodwill which is never reversed.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Leases

Rentals under operating leases are charged to the income statement on a straight-line basis.

Assets held for sale

When an asset’s carrying value will be recovered principally through a sale transaction, to take place within twelve months of the financial reporting date, rather than through continuing use it is classified as held for sale and stated at the lower of carrying value and fair value less costs to sell. No depreciation is charged in respect of non-current assets classified as held for sale. Immediately prior to sale the assets are re-measured in accordance with the Group’s accounting policies.

Inventories

Inventories are valued at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value.

PGMs inventory is valued by allocating costs, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs produced.

By-product metals are valued at the incremental cost of production from the point of split-off from the PGM processing stream.

In the process of initially developing the ore reserve it is common that metal is produced, although not at normal operating levels. Development is split into different phases according to the mining method used with differing levels of production expected in each phase. The Group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost as operating costs. This allocation is calculated by reference to the produced volumes in relation to the total volumes expected from the development.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts as the bank overdraft is repayable on demand and forms an integral part of the Group’s cash management.

Rehabilitation costs

Rehabilitation costs are provided in full based on estimates of the future costs to be incurred, calculated on a discounted basis. These estimates are reviewed annually.

As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the income statement if utilised within one year. Where costs are capitalised the impact of such costs on the income statement is spread over the life of mine through the accretion of the discount of the provision and the depreciation over a units of production basis of the increased costs of the mining assets.

Changes in estimates are capitalised or reversed against the relevant asset to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located. If a reversal exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

Provisions

Provision is made when a present or legal obligation exists for a future liability in respect of a past event and where the amount of the obligation can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Financial instruments

The Group’s principal financial instruments (other than derivatives) comprise bank loans, available for sale financial assets, trade and other receivables, cash and cash equivalents, trade and other payables and short-term deposits.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through the income statement, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. These also comprise bank overdrafts that are repayable on demand, for the purpose of the statement of cash flows only.

Investments are classified into loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the investments were acquired, the nature of the investments and whether the investment is quoted or not. The classification of investments is determined at initial recognition.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Loans and receivables

Loans and receivables and investments classified as held-to-maturity are carried at amortised cost and gains or losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

The Company is the holder of a financial instrument issued by its BEE partner, Phembani. The loan component of the hybrid instrument was recognised initially at fair value and thereafter will be held at amortised cost. The loan is denominated in Sterling. The financial instrument was translated to preference shares on 31 March 2011. The related dividends accumulate on a month to month basis based on the same rates as the interest rates of the original financial instrument.

An assessment will be performed on the day of repayment of the preference share debt to assess the value of the investment that Phembani has acquired through this transaction. This value is then compared to the consideration paid and the difference is considered to be an ‘equity upside’ which is recognised as a derivative financial instrument in the financial statements. Due to the fall in value of the investment the derivative financial instrument is valued at $nil at 30 September 2018 (2017 - $nil).

Available for sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available for sale financial assets. Subsequent to initial recognition they are measured at fair value and any changes are recognised directly in equity except for impairment losses and, in the case of monetary items, foreign exchange gains and losses. When an investment is written off or sold, any cumulative gains or losses in equity are recycled into the income statement. Fair value is determined by using the market price at the financial reporting date where this is available. Where market price is not available the Directors’ best estimates of market value are used.

Bank loans

Bank loans are recorded at amortised cost, net of transaction costs incurred, and are adjusted to amortise transaction costs over the term of the loan.

Derivative financial instruments

Derivative financial instruments are principally used by the Group to manage exposure to market risks from treasury operations and commodity price risks on by-products. The principal derivative instruments used are foreign currency swaps, interest rate swaps, forward foreign exchange contracts and forward price agreements on by-products. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the statement of financial position at fair value and then re-measured to fair value at subsequent reporting dates. Attributable costs are recognised in profit or loss when incurred. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Hedging derivatives are classified on inception as fair value hedges or cash flow hedges.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80 – 125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

The fair value gains and losses accumulated in equity are reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is revoked prospectively.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in profit or loss.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, for example, the fair value of the consideration given or received, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (for example without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognised in profit or loss on a straight line basis over the life of the instrument but not later than when the valuation is supported wholly by observable market data or the transaction is closed out.

Lonmin Limited (previously Lonmin Plc)

Basis of accounting and preparation

for the year ended 30 September 2018

Segmental reporting

The core principle of IFRS 8 - Operating Segments is that an entity shall disclose information to enable users to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. On this basis, Lonmin has one reportable operating segment being:

•

PGM Operations – which comprise operational mines and processing facilities which are located in South Africa. This segment also includes exploration and evaluation activities involved in the discovery or identification of new PGM deposits and the evaluation though pre-feasibility of the economic viability of newly discovered PGM deposits.

Segment results, assets and liabilities include terms directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill, and any capitalised interest.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

2     Segmental analysis

The Platinum Group Metals (PGM) Operations segment comprises the activities involved in the mining and processing of PGMs, together with associated base metals, which are carried out entirely in South Africa. These operations are integrated and designed to support the process for extracting and refining PGMs from underground. PGMs move through each stage of the process and undergo successive levels of refinement which result in fully refined metals. This segment also includes exploration and evaluation activities involved in the discovery or identification of new PGM deposits and the evaluation through pre-feasibility of the economic viability of newly discovered PGM deposits. Currently exploration activities occur on a worldwide basis and evaluation projects are based in South Africa. The Chief Executive Officer, who performs the role of Chief Operating Decision Maker (CODM), views the PGM Operations segment as a single whole for the purposes of financial performance monitoring and assessment and does not make resource allocations based on margin, costs or cash flows incurred at each separate stage of the process. In addition, the CODM makes his decisions for running the business on a day to day basis using the physical operating statistics generated by the business as these summarise the operating performance of the entire segment.

Other covers mainly the results and investment activities of the corporate Head Office and Elimination Adjustments  relate to intersegment transactions involving the provision of funding between segments and any associated interest.

No operating segments have been aggregated. Operating segments have consistently adopted the consolidated basis of accounting and there are no differences in measurement applied.

	2018
	PGM Operations Segment	Other	Elimination adjustments	Total
	$m	$m	$m	$m

Revenue (external sales by product):
Platinum	607	-	-	607
Palladium	312	-	-	312
Gold	23	-	-	23
Rhodium	209	-	-	209
Ruthenium	35	-	-	35
Iridium	40	-	-	40
PGMs	1,226	-	-	1,226
Other costs mainly comprise of .	38	-	-	38
Copper	15	-	-	15
Chrome	66	-	-	66
Total revenue	1,345	-	-	1,345
Cost of sales	(1,153)	-	-	(1,153)
Other costs	(38)	(4)	-	(42)
Depreciation and amortisation	(14)	-	-	(14)
Finance income	10	55	(28)	37
Finance expenses [i]	(41)	(54)	28	(67)
Foreign exchange arising on acquisition of Pandora	(24)	-	-	(24)
Share-based payments	(1)	-	-	(1)
Net other	14	(3)	-	11
Non-underlying items	(25)	(13)	-	(38)
Royalties	(7)	-	-	(7)
Share of profit of equity accounted investments	-	21	-	21
Income tax charge	(2)	(4)	-	(6)
Profit / (loss) after taxation	64	(2)	-	62

Total assets ii	1,014	1,776	(1,787)	1,003
Total liabilities	(2,143)	(186)	1,787	(542)
Net assets / (liabilities)	(1,129)	1,590	-	461

Additions to property, plant, equipment and intangibles	73	-	-	73

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

2     Segmental analysis (continued)

	2017
	PGM Operations Segment	Other	Elimination adjustments	Total
	$m	$m	$m	$m

Revenue (external sales by product):
Platinum	673	-	-	673
Palladium	262	-	-	262
Gold	21	-	-	21
Rhodium	99	-	-	99
Ruthenium	9	-	-	9
Iridium	28	-	-	28
PGMs	1,092	-	-	1,092
Nickel	31	-	-	31
Copper	11	-	-	11
Chrome	32	-	-	32
Total revenue	1,166	-	-	1,166
Cost of sales	(1,053)	-	-	(1,053)
Other costs	(62)	(4)	-	(66)
Depreciation and amortisation	(68)	-	-	(68)
Impairment of non-financial assets	(1,053)	-	-	(1,053)
Finance income	14	94	(59)	49
Finance expenses [i]	(74)	(122)	59	(137)
Share of loss of equity accounted investment	-	-	-	-
Share-based payments	(1)	-	-	(1)
Net other	(5)	3	-	(2)
Non-underlying items	(1)	(1)	-	(2)
Royalties	(6)	-	-	(6)
Income tax credit / (charge)	29	(8)	-	21
Loss after taxation	(1,114)	(38)	-	(1,152)

Total assets ii	925	1,773	(1,814)	884
Total liabilities	(2,137)	(189)	1,814	(512)
Net assets / (liabilities)	(1,212)	1,584	-	372

Additions to property, plant, equipment and intangibles	93	-	-	93

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

2     Segmental analysis (continued)

	2016
	PGM Operations Segment	Other	Elimination adjustments	Total
	$m	$m	$m	$m

Revenue (external sales by product):
Platinum	720	-	-	720
Palladium	197	-	-	197
Gold	30	-	-	30
Rhodium	82	-	-	82
Ruthenium	5	-	-	5
Iridium	25	-	-	25
PGMs	1,059	-	-	1,059
Nickel	28	-	-	28
Copper	10	-	-	10
Chrome	21	-	-	21
Total revenue	1,118	-	-	1,118
Cost of sales	(931)	-	-	(931)
Other costs	(58)	(5)	-	(63)
Depreciation and amortisation	(104)	-	-	(104)
Impairment of non-financial assets	(335)	-	-	(335)
Profit on disposal of joint venture	5	-	-	5
Finance income	25	81	(51)	55
Finance expenses [i]	(66)	(73)	51	(88)
Share-based payments	(15)	-	-	(15)
Net other	3	(1)	-	2
Non-underlying items	16	(9)	-	7
Royalties	(6)	-	-	(6)
Share of loss of equity accounted investment	-	-	-	-
Income tax charge	(45)	-	-	(45)
Loss after taxation	(393)	(7)	-	(400)

Total assets ii	1,969	1,796	(1,730)	2,035
Total liabilities	(2,069)	(184)	1,730	(523)
Net assets / (liabilities)	(100)	1,612	-	1,512

Additions to property, plant, equipment and intangibles	98	-	-	98

Footnotes:

i

The impairment of the HDSA receivable of $17 million (2017 - $109 million, 2016 - $nil) and of non-financial assets of $nil (2017 - $1,053 million, 2016 - $335 million) are included under finance expenses and impairment respectively.  The HDSA receivable forms part of the "Other" segment. The impairment of non-financial assets is all allocated to the PGM Operations segment.

ii

The assets under "Other" include intercompany receivables of $1,710 million (2017 - $1,739 million, 2016 - $1,658 million). Available for sale financial assets of $22 million (2017 - $16 million, 2016 - $7 million) forms part of the "Other" segment and the balance of $3 million (2017 - $3 million, 2016 - $4 million) forms part of the PGM Operations segment.

Revenue by destination is analysed by geographical area below:

	2018	2017	2016
	$m	$m	$m
The Americas	328	245	508
Asia	189	295	215
Europe	491	355	338
South Africa	337	271	57
	1,345	1,166	1,118

The Group's revenue is all derived from the PGM Operations segment. This segment has three major customers who respectively contributed 33% ($442 million), 20% ($273 million) and 18% ($239 million) of revenue in the 2018 financial year (2017 - 38% ($443 million), 21% ($239 million) and 20% ($234 million), 2016 - 41% ($455 million), 19% ($211 million) and 19% ($209 million)).

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

2     Segmental analysis (continued)

Metal sales prices are based on market prices which are denominated in US Dollars. The majority of sales are also invoiced in US Dollars with the exception of certain sales in South Africa which are invoiced in South African Rand based on exchange rates determined in accordance with the contractual arrangements.

Non-current assets (excluding financial instruments and deferred tax assets) of $348 million (2017 - $276 million, 2016 - $1,304 million) are all situated in South Africa.

3     Cost of sales

The cost of sales includes the following expenses:

	2018	2017	2016
	$m	$m	$m

Salaries	252	229	201
Wages	375	337	286
Materials and Services	293	267	242
Utilities	105	96	82
Other [i]	58	55	50
Contractors, Consulting & Services	112	98	78
	1,195	1,082	939
Less non-production costs transferred to other costs	(42)	(29)	(8)
Cost of sales	1,153	1,053	931

Footnote:

iOther costs comprise mainly of employee related costs, telephone and communication and corporate charges.

4     Net finance expenses

	2018	2017	2016
	$m	$m	$m

Finance income:	37	49	55
- Interest receivable on cash and cash equivalents	5	6	7
- Foreign exchange gains on net cash / (debt) [i]	-	3	15
- Interest accrued from HDSA receivable (note 11)	29	26	27
- Foreign exchange gain on HDSA receivable (note 11)	-	14	-
- Other	3	-	6

Finance expenses:	(67)	(137)	(88)
- Interest payable on bank loans and overdrafts	(12)	(11)	(14)
- Bank fees	(3)	(7)	(4)
- Unwinding of discount on environmental provisions (note 20)	(11)	(10)	(9)
- Foreign exchange loss on HDSA receivable (note 11)	(12)	-	(60)
- Impairment of HDSA receivable (note 11)	(17)	(109)	-
- Other	(3)	-	(1)
- Foreign exchange losses on net cash / (debt) [i]	(9)	-	-

Net finance expenses	(30)	(88)	(33)

Footnote:

i

Net cash / (debt) as defined by the Group comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans and borrowings less unamortised bank fees, unless the unamortised bank fees relate to undrawn facilities in which case they are treated as other receivables.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

5     Taxation

	2018	2017	2016
	$m	$m	$m
Current tax charge:
United Kingdom tax expense - Current tax expense at 20% (2017 and 2016 - 21%) [i]	4	6	-

Overseas current tax expense at 28% (2017 and 2016 - 28%)	1	9	19
Corporate tax expense - current year	1	9	8
Adjustment in respect of prior years	1	-	11
Foreign exchange revaluation on company tax ii	(1)	-	-

Total current tax charge	5	15	19

Deferred tax (credit) / charge:
Deferred tax (credit) / charge - Overseas	1	(36)	26
Origination and reversal of temporary differences Other costs mainly comprise of .	-	(44)	13
Adjustment in respect of prior years	-	5	18
Reversal of utilisation of losses from prior years to offset deferred tax liability	1	2	-
Foreign exchange revaluation on deferred tax ii	-	1	(5)

Total deferred tax charge / (credit)	1	(36)	26

Total tax charge / (credit)	6	(21)	45

Effective tax rate	9%	2%	(13%)

A reconciliation of the standard tax credit to the actual tax charge  / (credit) was as follows:

	2018	2018	2017	2017	2016	2016
	%	$m	%	$m	%	$m
Tax charge / (credit) on gain / (loss) at standard tax rate	28	19	28	(328)	28	(99)
Tax effect of:
- Transfer of losses	-	-	-	(1)	-	-
- Unutilised losses iii	(12)	(8)	2	(9)	(18)	65
- Foreign exchange impacts on taxable profits ii	(15)	(10)	(2)	24	(10)	34
- Adjustment in respect of prior years	1	1	(1)	6	(8)	29
- Disallowed expenditure	9	6	(25)	287	(6)	23
- Income not subject to tax	(1)	(1)	-	(1)	-	(2)
Foreign exchange revaluation on company tax ii	(1)	(1)	-	-	-	-
Foreign exchange revaluation on deferred tax ii	-	-	-	1	1	(5)
Actual tax charge / (credit)	9	6	2	(21)	(13)	45

The Group's primary operations are based in South Africa. The South African tax rate is the more meaningful rate and has been utilised to reconcile the current tax rate. The South African statutory tax rate is 28% (2017 and 2016 - 28%).  Lonmin Limited operates a branch in South Africa which is also subject to a tax rate of 28% on branch profits (2017 and 2016 - 28%).  The aggregated standard tax rate for the Group is 28% (2017 and 2016 - 28%). The dividend withholding tax rate is 15% (2017 and 2016 - 15%). Dividends payable by the South African companies to Lonmin Limited are subject to a 5% withholding tax benefitting from double taxation agreements. As at 30 September 2018 the transfer pricing audits for 2010-2012 were still open for review with the South African Revenue Service and no material payment is anticipated.

Footnotes:

i	Effective from 1 April 2020 the United Kingdom tax rate will change from 19% to 17%. This does not materially impact the Group's recognised deferred tax liabilities.
ii

Overseas tax charges are predominantly calculated based in Rand as required by the local authorities. As these subsidiaries' functional currency is US Dollar this leads to a variety of foreign exchange impacts being the retranslation of current and deferred tax balances and monetary assets, as well as other translation differences. The Rand denominated deferred tax balance in US Dollars at 30 September 2018 is $nil (30 September 2017 - $1 million, 30 September 2016 - $62 million).

iii

Unutilised losses reflect losses generated in entities for which no deferred tax asset is provided as it is not thought probable that future profits can be generated against which a deferred tax asset could be offset or previously unrecognised losses utilised.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

6     Earnings per share

Earnings per share EPS has been calculated on the earnings attributable to equity shareholders amounting to $58 million (2017 - $998 million loss, 2016 - $344 million loss) using a weighted average number of 282,781,603 ordinary shares in issue (2017 -  282,428,397 and 2016 - 249,656,150  ordinary shares).

Diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options in accordance with IAS 33 - Earnings Per Share.

	2018			2017			2016
	Profit for		Per share	Loss for		Per share	Loss for		Per share
	the year	Number of	amount	the year	Number of	amount	the year	Number of	amount
	$m	shares	cents	$m	shares	cents	$m	shares	cents
Basic EPS	58	282,781,603	20.5	(998)	282,428,397	(353.2)	(344)	249,656,150	(137.8)
Share option schemes	-	628,111	-	-	-	-	-	-	-
Diluted EPS	58	283,409,714	20.5	(998)	282,428,397	(353.2)	(344)	249,656,150	(137.8)

7     Dividends

No dividends were declared by Lonmin Limited for the financial years ended 30 September 2018, 2017 and 2016.

No advance dividends were made by WPL, a subsidiary of Lonmin Limited, to Incwala Platinum (Proprietary) Limited (IP) during the year (2017 and 2016 - $nil  (Rnil)). IP is a substantial shareholder in the Company’s principal operating subsidiaries. Total advance dividends made between 2009 and 2015 amount to $135 million (R1,309 million). IP has authorised WPL to recover these amounts by reducing future dividends that would otherwise be payable to all shareholders.

These advance dividends are adjusted for in the non-controlling interest of the Group.

8     Intangible assets

	2018				2017				2016
	Exploration and	Mineral	Capitalised software		Exploration and	Mineral	Capitalised software		Exploration and	Mineral	Capitalised software
	evaluation	rights	costs	Total	evaluation	rights	costs	Total	evaluation	rights	costs	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Cost:
At 1 October	751	344	37	1,132	750	344	37	1,131	748	344	37	1,129
Additions	1	-	-	1	1	-	-	1	2	-	-	2
Transfers	4	-	-	4	-	-	-	-	-	-	-	-
At 30 September	756	344	37	1,137	751	344	37	1,132	750	344	37	1,131

Amortisation and impairment:
At 1 October	751	333	37	1,121	748	272	37	1,057	748	250	37	1,035
Amortisation charge	-	-	-	-	-	2	-	2	-	3	-	3
Impairment charge	-	-	-	-	3	59	-	62	-	19	-	19
Transfer of impairment	4	-	-	4	-	-	-	-	-	-	-	-
At 30 September	755	333	37	1,125	751	333	37	1,121	748	272	37	1,057
Net book value:
At 30 September	1	11	-	12	-	11	-	11	2	72	-	74

The Group's exploration and evaluation assets relate to Akanani. These assets were fully impaired in 2017, however since the project is still in progress, costs were incurred during the financial year.

The intangible assets of the Marikana CGU were impaired by $nil and Akanani CGU by $nil (2017 - Marikana CGU $59 million and Akanani CGU by $3 million, 2016 - Marikana CGU $19 million) as disclosed in note 29. The assets relating to the Marikana CGU mainly relates to to the Mineral rights asset class. The exploration and evaluation intangibles assets relate to Akanani CGU.

The Group has no indefinite life intangible assets.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

9     Property, plant and equipment

	Capital work	Shafts and			Other plant
	in progress	underground	Metallurgical	Infrastructure	and equipment	Total
	$m	$m	$m	$m	$m	$m
Cost or deemed cost:
At 1 October 2017	477	2,087	978	861	198	4,601
Additions [i]	42	1	12	20	(3)	72
Disposal of Pandora Joint Operation assets	(7)	(34)	-	(5)	-	(46)
with acquisition of Pandora
Fair value of assets acquired on acquisition	3	38	-	7	-	48
of Pandora
Transfers	(92)	5	28	66	(3)	4
Disposals	-	(1)	-	(1)	-	(2)
At 30 September 2018	423	2,096	1,018	948	192	4,677

Depreciation and impairment:
At 1 October 2017	452	1,945	950	836	189	4,372
Depreciation charge	-	8	3	3	-	14
Transfer of impairment	(148)	122	5	29	(4)	4
Disposal of Pandora Joint Operation assets	-	(10)	-	(1)	-	(11)
with acquisition of Pandora
Disposals	-	(1)	-	(1)	-	(2)
At 30 September 2018	304	2,064	958	866	185	4,377
Net book value:
At 30 September 2018	119	32	60	82	7	300
At 30 September 2017	25	142	28	25	9	229

	Capital work	Shafts and			Other plant
	in progress	underground	Metallurgical	Infrastructure	and equipment	Total
	$m	$m	$m	$m	$m	$m
Cost or deemed cost:
At 1 October 2016	722	1,813	964	841	174	4,514
Additions [i]	88	5	1	6	(8)	92
Transfers	(333)	269	13	18	33	-
Disposals	-	-	-	(4)	(1)	(5)
At 30 September 2017	477	2,087	978	861	198	4,601

Depreciation and impairment:
At 1 October 2016	374	1,345	767	700	133	3,319
Depreciation charge	-	20	23	22	1	66
Impairment charge	78	580	160	118	55	991
Disposals	-	-	-	(4)	-	(4)
At 30 September 2017	452	1,945	950	836	189	4,372
Net book value:
At 30 September 2017	25	142	28	25	9	229
At 30 September 2016	348	468	197	141	41	1,195

	Capital work	Shafts and			Other plant
	in progress	underground	Metallurgical	Infrastructure	and equipment	Total
	$m	$m	$m	$m	$m	$m
Cost or deemed cost:
At 1 October 2015	788	1,762	926	787	166	4,429
Additions	79	-	3	6	8	96
Transfers	(145)	62	35	48	-	-
Disposals	-	(11)	-	-	-	(11)
At 30 September 2016	722	1,813	964	841	174	4,514

Depreciation and impairment:
At 1 October 2015	374	1,189	640	602	108	2,913
Depreciation charge	-	27	33	39	2	101
Impairment charge	-	140	94	59	23	316
Disposals	-	(11)	-	-	-	(11)
At 30 September 2016	374	1,345	767	700	133	3,319
Net book value:
At 30 September 2016	348	468	197	141	41	1,195
At 30 September 2015	414	573	286	185	58	1,516

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

9     Property, plant and equipment (continued)

Footnote:

i	The negative additions to Other plant and equipment is due to the write back of rehabilitation assets due to changes in rates and estimations made (see note 20).

No interest was capitalised during the year (2017 - $nil, 2016 - $1 million).

In accordance with the Group accounting policies, no depreciation has been provided on surface mining land having a book value of $7 million after impairment (2017 -  book value of $5 million, 2016 -  book value of $13 million).

Property, plant and equipment at Marikana was impaired by $nil (2017 - $991 million, 2016 - $316 million) as disclosed in note 29.

10     Equity accounted investment

Incwala

The Group owns 23.56% of the ordinary shares of its associate, Incwala Resources (Proprietary) Limited for the financial years 2018, 2017 and 2016. Incwala Resources (Proprietary) Limited  is incorporated in South Africa (see footnote i).

Pandora

On 6 December 2017 Eastern Platinum Limited (a subsidiary of Lonmin Limited) acquired 50% of the Pandora Joint Venture (Pandora JV) bringing Eastern Platinum Limited’s ownership to 100%. Previously the 50% held as a joint venture had been proportionally consolidated (see note 30). In accordance with accounting standards, on acquiring the remaining 50% the original 50% was treated as a disposal and then 100% was acquired. The carrying value of the 50% investment in the joint venture was $24 million at 30 September 2017 resulting in a loss on disposal of the 50% joint venture of $1 million. Refer to note 30 for the fair values of the net assets acquired and the fair value of the consideration paid.

Petrozim

In June 2018 the Group entered into agreement to sell its 50% interest in Petrozim Line (Private) Limited (Petrozim) for $21 million net of tax. This comprised gross cash consideration of $14.75 million and special dividends of $7 million. The Group’s share of profits from this joint venture to date had been impaired due to uncertainty over receiving distributions from Zimbabwe. Impairments were reversed during the period up to the amount in the sale agreement. The asset has been reclassified as held for sale.

	2018	2017	2016
	$m	$m	$m

Petrozim Joint venture:	-	-	-
Group's interest in net assets of investee at 1 October	-	-	-
Reversal of impairment	21	-	-
Dividend received	(7)	-	-
Transferred to assets held for sale	(14)	-	-

Carrying amount of interest in investee at 30 September	-	-	-

The Group's share of the profit / (loss) of equity accounted investment comprises the following:

	2018			2017			2016
	Joint venture			Joint venture			Joint venture
		Non-			Non-			Non-
	Equity	controlling		Equity	controlling		Equity	controlling
	interest	interests	Total	interest	interests	Total	interest	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Profit / (loss) from continuing operations [i]	21	-	21	-	-	-	-	-	-
Total comprehensive income / (loss)	21	-	21	-	-	-	-	-	-

Footnote:

i	Includes:

-Reversal of impairment of $21 million from Petrozim Joint venture (2017 and 2016 - $nil). Non-controlling interest in reversal of impairment consists of $nil (2017 and 2016 - $nil).

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

11     Other financial assets

	Restricted	Available	HDSA
	cash	for sale	receivable	Total
	$m	$m	$m	$m
At 1 October 2017	15	19	-	34
Additions	3	-	-	3
Disposal of investment	(3)	-	-	(3)
Transferred to assets held for sale	-	(3)	-	(3)
Interest accrued	1	-	29	30
Movement in fair value	-	13	-	13
Foreign exchange losses	(1)	-	(12)	(13)
Impairment loss	-	-	(17)	(17)
At 30 September 2018	15	29	-	44

	Restricted	Available	HDSA
	cash	for sale	receivable	Total
	$m	$m	$m	$m
At 1 October 2016	10	11	69	90
Additions	4	-	-	4
Interest accrued Other costs mainly comprise of .	1	-	26	27
Movement in fair value	-	8	-	8
Foreign exchange gains	-	-	14	14
Impairment loss	-	-	(109)	(109
At 30 September 2017	15	19	-	34

	Restricted	Available	HDSA
	cash	for sale	receivable	Total
	$m	$m	$m	$m
At 1 October 2015	8	11	102	121
Additions	-	-	-	-
Interest accrued	2	-	27	29
Movement in fair value	-	-	-	-
Foreign exchange losses	-	-	(60)	(60)
Impairment loss	-	-	-	-
At 30 September 2016	10	11	69	90

		2018	2017	2016
		$m	$m	$m
Current assets
Other financial assets		-	-	69

		2018	2017	2016
		$m	$m	$m
Non-current assets
Other financial assets		44	34	21

Restricted cash deposits are in respect of mine rehabilitation obligations (see note 20).

Available for sale financial assets include listed investments of $22 million (2017 - $16 million, 2016 - $7 million) held at fair value using the market price on 30 September 2018.

On 8 July 2010, Lonmin entered into an agreement to provide financing of £200 million to Lexshell 806 Investments (Proprietary) Limited, a subsidiary of Phembani Group (Proprietary) Limited, to facilitate the acquisition, at fair value, of 50.03% of shares in Incwala Resources (Proprietary) Limited from the original HDSA shareholders. The terms of the financing provided by Lonmin Limited to the Phembani subsidiary include the accrual of interest on the HDSA receivable at a fixed rate based on a principal value of £200 million which is repayable on demand, including accrued interest.

The Company holds the HDSA receivable at amortised cost. The receivable is secured on shares in the HDSA borrower, Lexshell 806 Investments (Proprietary) Limited, whose only asset of value is its holding in Incwala Resources (Proprietary) Limited (Incwala). Incwala’s principal assets are investments in WPL, EPL and Akanani Mining (Proprietary) Limited (Akanani), all subsidiaries of Lonmin Limited. One of the sources of income to fund the settlement of the receivable is the dividend flow from these underlying investments. Given the continued subdued PGM pricing environment, there have not been any substantial dividends declared by these Lonmin subsidiaries in recent years.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

11     Other financial assets (continued)

The HDSA receivable is disclosed as a current asset as it was redeemable at any time on or after 8 July 2015 at Lonmin’s request. It is not our current intention to request redemption as Phembani could forfeit the loan and the 50.03% that Phembani hold in Incwala would revert to Lonmin. There is ongoing engagement with Phembani around this.

An impairment assessment was performed on the balance of the loan at 30 September 2018.  This assessment has been made based on the value of the security, which is primarily driven by the value of Incwala’s underlying investments in WPL, EPL and Akanani. The same valuation model for the Marikana CGU that was prepared to assess impairment of non-financial assets was used as the basis for determining the value of Incwala’s investments. Thus, similar judgements apply around the determination of key assumptions in those valuation models. Based on the assessment, the value of the HDSA receivable was determined to be $nil which has resulted in an impairment charge of $17 million as at 30 September 2018 (2017 - impairment of $109 million, 2016 - $nil impairment).

12     Inventories,  Trade and other receivables,  Assets held for sale,  Trade and other payables

	2018	2017	2016
	$m	$m	$m
Consumables	47	46	44
Work in progress	205	185	159
Finished goods	11	14	42
	263	245	245

The cost of inventories recognised as an expense and included in cost of sales amounted to $1,153 million (2017 - $1,065 million, 2016 - $942 million).

No downward adjustment was made to bring the value of inventory to its net realisable value in 2018  (2017 - $5 million, 2016 - $25 million).

13     Trade and other receivables

	2018	2017	2016
	$m	$m	$m
Amounts falling due within one year:
Trade receivables	37	33	27
Other receivables	15	34	26
Prepayments and accrued income	12	5	13
Derivative instrument	2	-	-
Unamortised bank fees	2	3	4
	68	75	70

13     Assets held for sale

	2018	2017	2016
	$m	$m	$m
At 1 October 2017	-	-	-
Transferred from other financial assets [i]	3	-	-
Transferred from equity accounted investments ii	14	-	-
At 30 September 2018	17	-	-

Footnotes:

i

In September 2018 Lonmin entered into a sale agreement to sell 6.8% of the outstanding shares in Wallbridge Mining Company Limited for a total of $3 million cash consideration which was received in October 2018.

ii	In June 2018 Lonmin entered into a sale agreement to sell its 50% interest in Petrozim for cash consideration of $14.75 million before applying tax at 5%. See note 31.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

14     Trade and other payables

	2018	2017	2016
	$m	$m	$m
Trade payables	58	50	63
Accruals and other payables	139	124	127
Indirect taxation and social security	7	7	5
	204	181	195

16     Interest bearing loans and borrowings

	2018	2017	2016
	$m	$m	$m
Short-term loans and borrowings:
Bank loans - secured	150	150	-
Long-term loans and borrowings:
Bank loans - secured	-	-	150

The fully drawn $150 million term loan, at the Lonmin Limited level, was committed until May 2019 but was subject to financial covenants as detailed below. This loan was repaid and cancelled in October 2018.

The Group also had two revolving credit facilities, committed until May 2019 and subject to financial covenants, but the Company had agreed to leave these undrawn during the waiver period. They were cancelled in October 2018.

-$25 million, at the Lonmin Limited level

-R1,697 million, at the Western Platinum Limited level

The consolidated tangible net worth (TNW) as defined by the debt facilities was net assets less intangible assets, deferred tax assets and non-controlling interests.  Conditional waivers for the TNW covenants from 30 September 2017 to 28 February 2019 were agreed with the lenders in January 2018. The TNW of the Group at 30 September 2018 was less than the waived covenant threshold of $1,100 million.

A condition of the waivers was that $66 million of the revolving credit facilities were cancelled and that the Group leaves undrawn the remaining revolving credit facilities during the waiver period. The waivers were conditional on the completion of the acquisition of the Group by Sibanye-Stillwater. In the event that the deal did not complete the covenant waivers allowed for a 20 day grace period whilst other options were pursued. During the 20 day grace period the Group would not be required to repay the loan. On completion of the acquisition the term loan of $150 million would be repaid and debt facilities cancelled.

The following financial covenants will apply to these facilities except for during the waiver period of 30 September 2017 to 28 February 2019 when the TNW covenants were conditionally waived:

•The consolidated TNW of the Group will not be at any time less than $1,100 million.  At 30 September 2018 consolidated TNW was $746 million (30 September 2017 - $674 million, 30 September 2016 - $1,608 million);

•The consolidated debt of the Group will not at any time exceed an amount equal to 35% of consolidated TNW of the Group.  At 30 September 2018 consolidated debt/consolidated TNW was 20% (30 September 2017 – 22%, 30 September 2016 – 9%);

•The liquidity for the Group will not, for any week from 1 January 2016, be less than $20 million.  Cash and cash equivalents as at 30 September 2018 was $264 million (30 September 2017 - $253 million, 30 September 2016 - $323 million);

•The capital expenditurei of the Group (excluding the Bulk Tailings Agreement) shall not exceed the limits set out in the table below.  The revised capital guidance of R1.4 billion – R1.5 billion for the financial year ending 30 September 2018 is less than the capex limits detailed below.  The Company shall also have the option to carry forward or back up to 10% of the limits set out in the table below:

Financial Year	Capex Limit
1 October 2015 – 30 September 2016 (inclusive)	ZAR 1,338 million
1 October 2016 – 30 September 2017 (inclusive)	ZAR 1,242 million
1 October 2017 – 30 September 2018 (inclusive)	ZAR 2,511 million
1 October 2018 – 30 September 2019 (inclusive)	ZAR 3,194 million
1 October 2019 – 31 May 2020 (inclusive)	ZAR 4,049 million

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

16     Interest bearing loans and borrowings (continued)

There is also an additional limit on capital expenditure in relation to the Bulk Tailings Agreement as set out below:

Bulk Tailings
Financial Year	Capex Limit
1 October 2015 – 30 September 2016 (inclusive)	ZAR 103 million
1 October 2016 – 30 September 2017 (inclusive)	ZAR 414 million
1 October 2017 – 30 September 2018 (inclusive)	ZAR 31 million

The limit on capital expenditure in relation to any Bulk Tailings Agreement after 30 September 2018 will be zero.

As at 30 September 2018, Lonmin had net cash of $114 million, comprising of cash and cash equivalents of $264 million less borrowings of $150 million (30 September 2017 - net cash of $103 million, 30 September 2016 - net cash of $173 million). Undrawn facilities of $145 million were suspended from 30 September 2017 until 28 February 2019 subject to the terms noted above (2017 - $151 million undrawn facilities, 2016 - $215 million undrawn facilities).

As at 30 September 2018 unamortised bank fees of $2 million relating to undrawn facilities were treated as other receivables (30 September 2017 - $3 million and 30 September 2016 - $4 million of unamortised bank fees relating to undrawn facilities were treated as other receivables).

In October 2018, Lonmin entered into a $200 million financing facility, at the Western Platinum Limited level, with Pangaea Investments Management Limited (PIM) an associate company of Jiangxi Copper Company Limited (JCC). The facility amortises over three years through monthly delivery of Platinum and Palladium ounces in the ratio 69:31, providing PIM with a minimum annual return on investment of 15% on the upfront payment which will be reduced by the deliveries over the term of the agreement. The upfront payment is expected to accounted for as a loan under IFRS 15. The facility allows for early settlement in full after one year, at Lonmin’s discretion and subject to JCC achieving a return on investment of 16%. The facility requires partial settlement of between $60 million and $80 million upon completion of the acquisition of the Group by Sibanye-Stillwater.

The following financial covenants will apply to these facilities:

•	The liquidity for the Group will not be less than $20 million.
•	Approval from PIM required for any project capital >$50 million.

Footnote:

iCapital expenditure is the aggregate of the purchase of property, plant and equipment and intangible assets (includes capital accruals and excludes capitalised interest).

17     Deferred revenue

In 2016 Lonmin secured competitive funding of $50 million to build the Bulk Tailings re-Treatment plant (BTT), through a  finance metal streaming arrangement receivable in instalments.  The $50 million has been accounted for as deferred revenue as it will be repaid by way of discounted value of metal sales. Contractual deliveries will be at a discounted price and the value of the discount over and above the $50 million upfront payment will be prorated over the project lifetime and charged to the income statement as a finance expense. Project funding of $7 million was received for the year ended 30 September 2018 (30 September 2017 - $34 million, 30 September 2016 - $9 million).  The plant was commissioned in February 2018.

	2018	2017	2016
	$m	$m	$m

Opening balance	40	9	23
Deferred revenue received	7	34	9
Finance expense	2	-	-
Less: Contractual deliveries	(1)	(3)	(23)
Closing balance	48	40	9

Current liabilities
Deferred revenue	8	13	-

Non-current liabilities
Deferred revenue	40	27	9

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management

The main financial risks faced by the Group relate to the availability of funds to meet business needs (liquidity risk), the risk of default by counterparties to financial transactions (credit risk), fluctuations in interest and foreign exchange rates and commodity prices (market risk).

18a   Credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was:

	2018	2017	2016
	$m	$m	$m

	44	34	21

Trade receivables	37	33	27
Other receivables	15	34	26
HDSA receivable Other costs mainly comprise of .	-	-	69
Derivative instrument	2	-	-
Assets held for sale	17	-	-
Cash and cash equivalents	264	253	324
	379	354	467

Trade receivables

The Group is exposed to significant trade receivable credit risk through the sale of PGM metals to a limited group of customers.

This risk is managed as follows:

•	aged analysis is performed on trade receivable balances and reviewed on a monthly basis;
•	credit ratings are obtained on any new customers and the credit ratings of existing customers are monitored on an ongoing basis;
•	credit limits are set for customers; and
•	trigger points and escalation procedures are clearly defined.

It should be noted that a significant portion of Lonmin’s revenue is from three key customers. These customers have strong investment grade ratings and their payment terms are very short, thereby reducing trade receivable credit risk significantly.

The maximum exposure to credit risk for trade receivables at the reporting date by geographic location was:

	2018	2017	2016
	$m	$m	$m
The Americas	1	2	4
Asia	10	5	5
Europe	11	17	7
South Africa	15	9	11
	37	33	27

The ageing of trade receivables at the reporting date was as follows:

	2018			2017			2016
	Gross	Provision	Net	Gross	Provision	Net	Gross	Provision	Net
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Not past due	37	-	37	33	-	33	27	-	27

Banking counterparties

Banking counterparty credit risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. Banking counterparties are approved by the Board and consist of four global banks.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management (continued)

18b   Liquidity risk and capital management

Liquidity risk

The policy on overall liquidity is to ensure that the Group has sufficient funds to facilitate all ongoing operations.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual	< 1	1 to 2	2 to 5	> 5
	amount	cash flows	year	years	years	years
30 September 2018	$m	$m	$m	$m	$m	$m
Financial liabilities:
Secured bank loans [i]	150	(150)	(150)	-	-	-
Trade and other payables	204	(204)	(204)	-	-	-
Contingent consideration	18	(18)	-	-	(18)	-

Other costs mainly comprise of .	Carrying	Contractual	< 1	1 to 2	2 to 5	> 5
	amount	cash flows	year	years	years	years
30 September 2017	$m	$m	$m	$m	$m	$m
Financial liabilities:
Secured bank loans	150	(150)	(150)	-	-	-
Trade and other payables	181	(181)	(181)	-	-	-

	Carrying	Contractual	< 1	1 to 2	2 to 5	> 5
	amount	cash flows	year	years	years	years
30 September 2016	$m	$m	$m	$m	$m	$m
Financial liabilities:
Secured bank loans	150	(150)	-	-	(150)	-
Trade and other payables	195	(195)	(195)	-	-	-

As at 30 September 2018 unamortised bank fees of $2 million relating to undrawn facilities were included in other receivables (30 September 2017 - $3 million and 30 September 2016 - $4 million of unamortised bank fees related to undrawn facilities were included in other receivables).

Capital management

The Group’s philosophy on capital management is to maintain a low level of financial gearing given the exposure of the business to fluctuations in PGM commodity prices and the Rand / US Dollar exchange rate. The Group funds its operations through a mixture of equity funding and bank borrowings.

The table below presents quantitative data for the components the Group manages as capital:

	2018	2017	2016
	$m	$m	$m
Equity shareholders’ funds	760	678	1,664
Loans and borrowings [i]	150	150	150
Cash and cash equivalents	(264)	(253)	(324)
At 30 September	646	575	1,490

As part of the annual budgeting and long term planning process, the Group's cash flow forecast is reviewed and approved by the Board. The cash flow forecast is amended on an ongoing basis for any significant changes in the key assumptions identified during the year.  Where funding requirements are identified from the cash flow forecast, appropriate measures are taken to ensure these requirements can be satisfied. Factors taken into consideration are:

•	the size and nature of the requirement;
•	preferred sources of finance applying key criteria of cost, commitment, availability, security / covenant conditions;
•	recommended counterparties, fees and market conditions; and
•	covenants, guarantees and other financial commitments.

Footnote:

iThe $150 million term loan was repaid in October 2018. See notes 16 and 31 for further details.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management (continued)

18c   Foreign currency risk

The Group’s operations are essentially based in South Africa and the majority of the revenue stream is in US Dollars.  However, the bulk of the Group’s operating costs and taxes are paid in Rand. Most of the cash received in South Africa is in US Dollars. Most of the Group’s funding sources are in US Dollars.

The Group is exposed to foreign currency risk on monetary items that are denominated in currencies other than the functional currency of the relevant Group entity.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional currency of the relevant Group entity.  Foreign exchange differences on retranslation of such assets and liabilities are recognised in the income statement.

	2018				2017				2016
	Rand	Sterling	Other	Total	Rand	Sterling	Other	Total	Rand	Sterling	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-current assets:
Other financial assets	18	-	26	44	18	-	16	34	14	-	7	21

Current assets:
Trade and other receivables	33	-	-	33	43	-	-	43	51	-	-	51
Derivative instrument Other costs mainly	2	-	-	2	-	-	-	-	-	-	-	-
Assets held for sale	-	-	3	3	-	-	-	-	-	-	-	-
Cash and cash equivalents	104	6	-	110	59	-	1	60	79	3	1	83
HDSA receivable	-	-	-	-	-	-	-	-	-	69	-	69

Current liabilities:
Trade and other payables	(191)	(8)	-	(199)	(173)	(7)	-	(180)	(185)	(7)	(1)	(193)
Contingent consideration	(18)	-	-	(18)	-	-	-	-	-	-	-	-
Tax payable	(1)	(2)	-	(3)	-	(6)	-	(6)	-	-	-	-

	(53)	(4)	29	(28)	(53)	(13)	17	(49)	(41)	65	7	31

The principal exchange rates impacting the Group's results are Rand / Dollar and Sterling / Dollar. Details of average exchange rates and closing exchange rates can be found in the Operating Statistics.

The Group also carries a $nil Rand denominated deferred tax asset on the statement of financial position which is exposed to currency risk (2017 - $1 million asset, 2016 - $62 million liability).

A strengthening of the Rand against the US Dollar has an adverse effect on profits due to the majority of operating costs being paid in Rand. The hedging policy allows for short term hedging of Rand / US Dollar currency exposures for period of less than 3 months.

The approximate effects on the Group’s results of a 10% movement in the Rand to US Dollar 2018 average and closing exchange rate would be as follows:

	2018	2017	2016
Operating profit / (loss)	±$110m	±$101m	±$88m
Profit / (loss) for the year	±$68m	±$63m	±$54m
Equity	±$68m	±$63m	±$54m
EPS (cents)	±24.2c	±22.1c	±21.8c

These sensitivities are based on 2018 prices, costs and volumes and assume all other variables remain constant.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management (continued)

18d   Interest rate risk

The bulk of our outstanding borrowings are in US Dollars and at floating rates of interest.  The interest position is kept under constant review in conjunction with the liquidity policy outlined in note 18b and the future funding requirements of the business.

	Non-interest bearing			At floating interest rates			At fixed interest rates
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets:
US Dollar	36	24	19	153	193	241	-	-	-
Rand	51	61	55	104	59	89	-	-	-
Sterling	-	-	-	6	-	3	-	-	69
Other	14	1	7	15	16	1	-	-	-
	101	86	81	278	268	334	-	-	69

	Non-interest bearing			At floating interest rates			At fixed interest rates
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial liabilities:
US Dollar	5	2	2	150	150	150	-	-	-
Rand	210	173	185	-	-	-	-	-	-
Sterling	10	13	7	-	-	-	-	-	-
Other	-	-	1	-	-	-	-	-	-
	225	188	195	150	150	150	-	-	-

Footnote:

i	Figures are based on facilities outstanding at the financial reporting date (refer to note 27).

18e   Commodity price risk

Our policy is not to hedge commodity price exposure on PGMs, except Gold, and therefore any change in prices will have a direct effect on the Group’s trading results.

For base metals and Gold, hedging is undertaken where the Board determines that it is in the Group’s interest to hedge a proportion of future cash flows.  The policy is to hedge up to a maximum of 75% of the future cash flows from the sale of these products looking forward over the next 12 to 24 months. The Group did not undertake any hedging of base metals under this authority in the financial years 2018, 2017 and 2016 and no forward contracts were in place in respect of base metals at the end of the year 2018, 2017 and 2016.

The approximate effects on the Group’s results of a 10% movement in the 2018 average metal prices achieved for Platinum (Pt) ($978 per ounce), Palladium (Pd) ($589 per ounce) and Rhodium (Rh) ($671 per ounce), (2017 -  Platinum (Pt) ($953 per ounce), Palladium (Pd) ($808 per ounce) and Rhodium (Rh) ($915 per ounce) and 2016 - Platinum (Pt) ($1,095 per ounce), Palladium (Pd) ($718 per ounce) and Rhodium (Rh) ($998 per ounce)) would be as follows:

	2018			2017			2016
	Pt	Pd	Rh	Pt	Pd	Rh	Pt	Pd	Rh
Operating profit / (loss)	±$61m	±$31m	±$21m	±$67m	±$26m	±$10m	±$72m	±$20m	±$8m
Profit / (loss) for the year	±$38m	±$19m	±$13m	±$42m	±$16m	±$6m	±$45m	±$12m	±$5m
Equity	±$38m	±$19m	±$13m	±$42m	±$16m	±$6m	±$45m	±$12m	±$5m
EPS (cents)	±13.3c	±6.9c	±4.6c	±14.8c	±5.8c	±2.2c	±17.9c	±4.9c	±2.1c

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management (continued)

18f   Fair values

The fair value of financial assets and liabilities were equivalent to their carrying amounts and are as follows:

	2018	2017	2016
	Carrying	Carrying	Carrying
	amount	amount	amount
	$m	$m	$m
Other financial assets	44	34	21
HDSA receivable	-	-	69
Trade and other receivables	52	67	53
Derivative instrument	2	-	-
Assets held for sale	17	-	-
Cash and cash equivalents	264	253	324
Financial assets	379	354	467

Trade and other payables	(204)	(181)	(195)
Bank loans	(150)	(150)	(150)
Contingent consideration	(18)	-	-
Tax payable	(3)	(7)	-
Financial liabilities	(375)	(338)	(345)
Net financial assets	4	16	122

Other financial assets represent available for sale financial assets and restricted cash (see note 11). Available for sale financial assets include listed investments which are marked to market and on unlisted investment carried at Directors' valuation. The residual balances relate to cash deposits held in respect of rehabilitation obligations for which carrying values are at fair value.

The HDSA receivable represents loans held at amortised cost for which the carrying value is at fair value.

Trade and other receivables (excluding prepayments and accrued income) and trade and other payables are typically due within one month and therefore the carrying amount is fair value.

For cash and cash equivalents the carrying value is equal to fair value.

For bank loans, there is considered to be no material difference between the carrying amount and fair value.  Amounts are shown gross of unamortised bank fees unless the unamortised bank fees relate to undrawn facilities in which case they are treated as other receivables.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

18     Financial risk management (continued)

18g   Fair value hierarchy

The following is an analysis of the financial instruments that are measured at fair value.

They are grouped into levels 1 to 3 based on the extent to which the fair value is observable.

The levels are classified as follows:

Level 1 - fair value is based on quoted prices in active markets for identical financial assets or liabilities;

Level 2 - fair value is determined using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - fair value is determined on inputs not based on observable market data.

	2018
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Other financial assets	22	4	3	29
Derivative financial instruments	-	2	-	2
Contingent consideration [i]	-	-	(18)	(18)
	22	6	(15)	13

	2017
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Other financial assets	16	-	3	19

	2016
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Other financial assets	7	-	4	11

Footnote:

i     See note 30 regarding the valuation technique and inputs used in the fair value measurement of the contingent consideration.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

19     Deferred tax assets / (liabilities)

	2018			2017			2016
	Deferred	Deferred	Net	Deferred	Deferred	Net	Deferred	Deferred	Net
	tax assets	tax liabilities	balance	tax assets	tax liabilities	balance	tax assets	tax liabilities	balance
Deferred tax assets / (liabilities) in respect of in respect of:	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-current assets	-	-	-	-	(54)	(54)	-	(92)	(92)
Provisions	-	-	-	55	-	55	54	-	54
	-	-	-	55	(54)	1	54	(92)	(38)

Movement in temporary differences during the year

	At 1	Recognised in	Recognised in	At 30
	October	income	comprehensive	September
	2017	statement	income	2018
	$m	$m	$m	$m
Non-current assets	(54)	54	-	-
Provisions	55	(55)	-	-
	1	(1)	-	-

	At 1	Recognised in	Recognised in	At 30
	October	income	comprehensive	September
	2016	statement	income	2017
	$m	$m	$m	$m
Non-current assets	(92)	36	2	(54)
Provisions	54	1	-	55
	(38)	37	2	1

	At 1	Recognised in	Recognised in	At 30
	October	income	comprehensive	September
	2015	statement	income	2016
	$m	$m	$m	$m
Non-current assets	(226)	134	-	(92)
Provisions	118	(64)	-	54
Trading losses	89	(89)	-	-
Share-based payments	6	(7)	1	-
	(13)	(26)	1	(38)

Unrecognised deferred tax assets / (liabilities)

Deferred tax assets / (liabilities) have not been recognised in respect of the following items:

	2018		2017		2016
	Gross	Unrecognised	Gross	Unrecognised	Gross	Unrecognised
	temporary	deferred tax	temporary	deferred tax	temporary	deferred tax
	differences	assets	differences	assets	differences	assets/(liabilities)
	$m	$m	$m	$m	$m	$m
Capital losses carried forward	130	37	134	28	162	34
Trading and other losses carried forward	373	104	410	115	470	128
Unredeemed capital expenditure	696	195	827	232	200	56
Share-based payments	-	-	2	1	3	1
Provisions	239	67	231	65	-	-
Unremitted profits of overseas subsidiaries	-	-	10	2	(197)	(10)
	1,438	403	1,614	443	638	209

The temporary differences above, except for the unremitted profits from overseas subsidiaries, are subject to the local tax rate in the United Kingdom at 21% (2017 and 2016 - 21%), South Africa at 28% (2017 and 2016 - 28%) and Canada at 18% (2017 and 2016 - 18%). The dividend withholding tax rate is 15% (2017 and 2016 - 15%). Dividends payable by the South African companies to Lonmin Limited will be subject to a 5% withholding tax benefitting from double taxation agreements. Therefore unrecognised deferred tax liabilities generated by the timing difference relating to unremitted profits of overseas subsidiaries in 2017 only apply to Plc for dividends receivable from WPL and EPL at a rate of 5%.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

19     Deferred tax assets / (liabilities) (continued)

At 30 September 2018, the Group had an amount of $114 million (2017 and 2016 - $114 million) of surplus Advanced Corporation Tax (ACT) available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities.  'Shadow ACT' amounted to $274 million (2017 and 2016 - $274 million) and must be set-off prior to the utilisation of surplus ACT.

No deferred tax assets have been recognised in respect of the trading and other losses and the capital losses for subsidiaries where management believe the chances of recovery are low.

20     Provisions

	2018	2017	2016
	$m	$m	$m
Opening balance	134	128	162
Change in estimate [i]	(20)	(8)	8
Established in the year	-	-	(13)
Unwinding of discount (note 4)	11	10	9
Foreign exchange (gains) / losses	(6)	4	(4)
Restructuring and reorganisation costs	-	-	(13)
Reversal of restructuring and reorganisation provision	-	-	(21)
Closing balance	119	134	128

Current liabilities
Provisions	-	-	-

Non-current liabilities
Provisions	119	134	128

Non-current provisions represent site rehabilitation liabilities as required by law and generally assume the cash flows occur at the end of the life of the mine. The Group provided third party guarantees to the Department of Mineral Resources amounting to $63 million (2017 - $66 million, 2016 - $45 million) in connection with these rehabilitation obligations which the Group has to fund in order to restore the environment once all mining operations have ceased. The movement in the value of the guarantees is mainly caused by foreign exchange movements.

The write back of non-current assets is driven by changes in the estimates of the life of mine and changes in the planned closure dates caused by metal price movements.

Unwinding of discount is calculated using a risk free rate of 8.04% (2017 - 7.64%, 2016 - 7.60%). The present value of the provision is calculated using a real rate of 2.99% (2017 - 2.35%, 2016 - 1.63%).

Current cash and cash equivalents to the value of $nil (2017 - $nil, 2016 - $6 million) is treated as restricted cash to be utilised for rehabilitation obligations.

Footnote:

i

The change in estimate driven by changes in the estimates of the life of mine and changes in the planned closure dates caused by metal price movements. This resulted in a credit to non-current assets of $3 million (2017 - $8 million, 2016 - $8 million debit) and a credit to cost of $17 million (2017 - $nil, 2016 - $13 million). Due to the impairment of non - financial assets in prior years, the carrying values of some rehabilitation assets are less than the reversal of rehabilitation estimate which resulted in the excess being recognised in profit or loss.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

21     Contingent liabilities

	2018	2017	2016
	$m	$m	$m
Third party guarantees
- Eskom [i]	7	7	7
- Department of Mineral Resources ii	63	66	45
- Other iii	-	1	1
	70	74	53

Footnotes:

i	The Group provided third party guarantees to Eskom as security to cover estimated electricity accounts for three months.
ii	Refer to notes 20 and 31 for more detail.
iii	Other contingent liabilities relate to guarantees to various entities including the medical aid scheme, Transnet and Telkom.

22     Called up share capital

		Number	$
Ordinary Shares of (post 2015 Rights Issue and consolidation):
- Issued and fully paid – 2018	(of $0.0001 each)	282,784,288	28,278
- Issued and fully paid - 2017	(of $0.0001 each)	282,435,238	28,244
- Issued and fully paid - 2016	(of $0.0001 each)	282,401,036	28,241

Deferred Shares of £1 each:
- Issued and fully paid - 2018		50,000	71,650
- Issued and fully paid - 2017		50,000	71,650
- Issued and fully paid - 2016		50,000	71,650

2015 Deferred Shares of $0.999999 each:
- Issued and fully paid - 2018		586,906,900	586,906,313
- Issued and fully paid - 2017		586,906,900	586,906,313
- Issued and fully paid - 2016		586,906,900	586,906,313

		Issued and fully paid	Ordinary Shares	Deferred Shares
	Issued and fully paid	of $0.999999	- paid up amount	- paid up amount	Total share capital
	- ordinary Number	- deferred Number	$	$	$
At 1 October 2017:
Ordinary Shares of $1 each	282,435,238	586,906,900	28,244	586,977,963	587,006,207

The issue of shares pursuant to:
- Issue of shares to the Lonmin Employee Benefit Trust (Share Plans)	349,050	-	34	-	34

At 30 September 2018:
Ordinary Shares of $0.0001 each	282,784,288	586,906,900	28,278	586,977,963	587,006,241

The rights and obligations attaching to the Company's Ordinary Shares and the provisions relating to the transfer of the Ordinary Shares are governed by law and the Company's Articles of Association. See the Directors' Report for more detail regarding rights attaching to the deferred shares.

The holders of Ordinary Shares are entitled to receive all shareholder documents, to receive notice of any general meeting, to attend, speak and exercise voting rights, either in person or by proxy and are entitled to participate in any distribution of income or capital.

There are no restrictions on the transfer of shares or on the exercise of voting rights attached to them, except where the Company has exercised its rights to suspend voting rights or to prohibit transfer.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

23     Share plans

At 30 September 2016, 2017 and 2018, the following options and awards were outstanding:

		Weighted	Weighted	Weighted
		average	average	average fair
		exercise price of	remaining	value of options
	Number of	outstanding	contracted life	granted in the
	shares	options (pence)	(years)	year (£)

Share Plans - 2016
Long Term Incentive Plan
Outstanding at 1 October 2015	3,657,686	-	-	-
Granted during the year (backdated correction)	16,768	-	-	-
Rights Issue adjustment	(3,317,905)	-	-	-
Exercised during the year	(63,111)	-	-	-
Lapsed during the year	(122,156)	-	-	-
Outstanding at 30 September 2016	171,282	-	2.04	0.66
Exercisable at the end of the year	-	-	-	-

Stay & Prosper Plan
Outstanding at 1 October 2015	7,384,749	-	-	-
Granted during the year	-	-	-	-
Rights Issue adjustment	(6,741,885)	-	-	-
Exercised during the year	(250,226)	-	-	-
Lapsed during the year	(71,232)	-	-	-
Outstanding at 30 September 2016	321,406	-	0.82	-
Exercisable at the end of the year	-	-	-	-

ASAP
Outstanding at 1 October 2015	1,149,307	-	-	-
Granted during the year	-	-	-	-
Rights Issue adjustment	(995,419)	-	-	-
Exercised during the year	(5,206)	-	-	-
Lapsed during the year	(81,315)	-	-	-
Outstanding at 30 September 2016	67,367	-	7.01	-
Exercisable at the end of the year	18,582	-	-	-

Retention Plan
Outstanding at 1 October 2015	341,438	-	-	-
Granted during the year	-	-	-	-
Rights Issue adjustment	(313,137)	-	-	-
Exercised during the year	(28,301)	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at 30 September 2016	-	-	-	-
Exercisable at the end of the year	-	-	-	-

Share Plans - 2017
Long Term Incentive Plan
Outstanding at 1 October 2016	171,282	-	-	-
Granted during the year	1,096,733	-	-	-
Rights Issue adjustment	-	-	-	-
Exercised during the year	(89,755)	-	-	-
Lapsed during the year	(35,550)	-	-	-
Outstanding at 30 September 2017	1,142,710	-	2.40	1.15
Exercisable at the end of the year	-	-	-	-

Stay & Prosper Plan
Outstanding at 1 October 2016	321,406	-	-	-
Granted during the year	3,900	-	-	-
Exercised during the year	(269,342)	-	-	-
Lapsed during the year	(53,157)	-	-	-
Outstanding at 30 September 2017	2,807	-	-	-
Exercisable at the end of the year	-	-	-	-

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

23     Share plans (continued)

		Weighted	Weighted	Weighted
		average exercise	average	average fair value
		price of	remaining	of options
	Number of	outstanding	contracted life	granted in the
	shares	options (pence)	(years)	year (£)

Share Plans - 2017 (continued)
ASAP
Outstanding at 1 October 2016	67,367	-	-	-
Granted during the year	1,246,713	-	-	-
Exercised during the year	(40,008)	-	-	-
Lapsed during the year	(187,023)	-	-	-
Outstanding at 30 September 2017	1,087,049	-	9.20	1.74
Exercisable at the end of the year	-	-	-	-

Share Plans - 2018
Long Term Incentive Plan
Outstanding at 1 October 2017	1,142,710	-	-	-
Exercised during the year	(18,882)	-	-	-
Lapsed during the year	(25,900)	-	-	-
Outstanding at 30 September 2018	1,097,928	-	3.58	-
Exercisable at the end of the year	-	-	-	-

Stay & Prosper Plan
Outstanding at 1 October 2017	2,807	-	-	-
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at 30 September 2018	2,807	-	-	-
Exercisable at the end of the year	-	-	-	-

ASAP
Outstanding at 1 October 2017	1,087,049	-	-	-
Granted during the year	2,196,100	-	-	-
Exercised during the year	(1,301)	-	-	-
Lapsed during the year	(40,534)	-	-	-
Outstanding at 30 September 2018	3,241,314	-	9.11	0.65
Exercisable at the end of the year	-	-	-	-

Further information about each of the above plans, including the performance conditions, can be found in the Remuneration Committee Report.

Lonmin Employee Benefit Trust (the "Trust")

At 30 September 2018 the Trust held 28,303 shares (beneficially and as bare trustee) (2017 - 48,853 shares, 2016 - 55,172 shares).  The market value of these shares at the year end was $12,431.  Where not waived, dividends payable on these shares are held by the Trust on behalf of the participants.  The executive Directors are deemed to have a non-beneficial interest in the shares held in trust.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

23     Share plans (continued)

Details of options granted during the year

The fair value of equity settled options granted during the year have been measured using the market price on the date of issue. Market price was used rather than the valuation models due to the volatility of the share price. The fair value of equity settled options granted during previous years have been measured using the weighted average inputs below and the following valuation models:

LTIP			Monte Carlo
Stay & Prosper			Monte Carlo

	2018	2017	2016
Range of share price at date of grant (£)	0.65	1.15 - 1.74	n/a
Range of share price at date of exercise (£)	0.59 - 0.81	0.71 - 1.43	n/a
Exercise price (£)	-	-	n/a
Expected option life (years)	3	3	n/a
Volatility	n/a	n/a	n/a
Dividend yield	n/a	n/a	n/a
Risk free interest rate	n/a	n/a	n/a

Volatility was calculated with reference to the Group's historic share price volatility up to the grant date. The number of years of historic data used is equal to the term of each option.

24     Related parties

The Group has a related party relationship with its Directors and key management (as disclosed in note 3) and its equity accounted investment (note 10).

The Group's related party transactions in the year and balances at 30 September are summarised below:

	2018	2017	2016
	$m	$m	$m
Transactions in the year:
Purchases from joint venture - Pandora [i]	7	33	30
Amounts due from joint venture - Pandora [i]	-	6	5
Amounts due from associate - Incwala	1	1	1
Interest accrued from HDSA investors in Incwala	29	26	27
Subscription paid to the Platinum Jewellery Development Association ii	3	5	7
Balances at 30 September:
Amounts due from HDSA investors in Incwala iii	433	416	376

All related party transactions are priced on an arm's length basis.

Footnotes:

i

On 6 December 2017 Eastern Platinum Limited (EPL) acquired the remaining 50% of the Pandora Joint Venture (Pandora JV ) bringing EPL’s effective ownership to 100%. The ore purchases from the Pandora JV disclosed above relate to the  financial years 2016, 2017 and the first two months of the financial year 2018.

ii	The subscription paid by Lonmin is material to the Platinum Jewellery Development Association of which Lonmin is a member.
iii

Refer to note 11 for details regarding the amounts due from HDSA investors in Incwala. This amount is before deducting the accumulated impairment charge of $433 million (2017 - 416 million and 2016 - $307 million).

25     Capital commitments

	2018	2017	2016
	$m	$m	$m
Contracted for but not yet provided	14	12	29

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

26     Operating and finance leases

The full aggregate lease payments of the Group under non-cancellable operating leases are set out below:

	Land and buildings
	2018	2017	2016
	$m	$m	$m
Operating leases which fall due for payment:
Within one year	-	-	-
Between one and five years	1	1	1
	1	1	1

Lonmin Limited is contracted in a lease agreement which expires on February 2022. The contract is renewable at the date of expiry and no escalation rate is applicable for the duration of the contract.

27     Net cash / (debt) as defined by the Group

				Transfer of
	As at		Foreign exchange	unamortised bank	As at
	1 October		and non-cash	fees to other	30 September
	2017	Cash flow	movements	receivables	2018
	$m	$m	$m	$m	$m
Cash and cash equivalents ii	253	20	(9)	-	264
Current interest bearing loans and borrowings as per statement of financial position iii	(150)	-	-	-	(150)
Net cash as defined by the Group [i]	103	20	(9)	-	114

				Transfer of
	As at		Foreign exchange	unamortised bank	As at
	1 October		and non-cash	fees to other	30 September
	2016	Cash flow	movements	receivables	2017
	$m	$m	$m	$m	$m

Cash and cash equivalents ii	324	(75)	4	-	253
Current interest bearing loans and borrowings as per statement of financial position	-	-	(150)	-	(150)
Non-current interest bearing loans and borrowings as per statement of financial position	(150)	-	150	-	-
Net (debt) / cash as defined by the Group [i]	174	(73)	2	-	103

				Transfer of
	As at		Foreign exchange	unamortised bank	As at
	1 October		and non-cash	fees to other	30 September
	2015	Cash flow	movements	receivables	2016
	$m	$m	$m	$m	$m

Cash and cash equivalents ii	321	(12)	15	-	324
Current interest bearing loans and borrowings as per statement of financial position	(506)	506	-	-	-
Non-current interest bearing loans and borrowings as per statement of financial position	-	(150)	-	-	(150)
Unamortised bank fees iv	1	-	-	(1)	-
Net (debt) / cash as defined by the Group [i]	(184)	344	15	(1)	174

Footnotes:

i

Net cash / (debt) as defined by the Group comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans and borrowings less unamortised bank fees, unless the unamortised bank fees relate to undrawn facilities in which case they are treated as other receivables.

ii	No current cash and cash equivalents will be treated as restricted cash to be utilised for rehabilitation obligations (2017 - $nil, 2016 - $6 million).
iii	See note 16 for details regarding the reclassification of the non-current borrowings to current borrowings.
iv

As at 30 September 2018 unamortised bank fees of $2 million relating to undrawn facilities were included in other receivables (2017 - $3 million and 2016 - $4 million of unamortised bank fees relating to undrawn facilities were included in other receivables).

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

28     BEE transactions

Overview of the BEE transactions

In December 2014, Lonmin concluded a series of shareholding agreements with the Bapo ba Mogale Traditional Community (the Bapo). Lonmin also implemented an Employee Share Ownership Plan (ESOP) and a Community Share Ownership Trust (CSOT) for the benefit of the local communities on the western portion of our Marikana operations. All three transactions collectively provided the additional equity empowerment which Lonmin required to achieve the 26% effective BEE equity ownership target as required under the Mining Charter.

The transactions were accounted for as follows:

Details of the transaction	Accounting treatment
Bapo transaction
Under the arrangement:
(a) The Bapo waived their statutory right to receive royalties from EPL and WPL (together referred to as “Lonplats”) for:	The total of R620 million included:
(i) a lump sum cash royalty payment of R520 million settled in shares (refer to (c) below);

The fair value of the prepayment for the future royalties was calculated at R450 million ($40 million). This was accounted for as a prepayment for royalties which is amortised over a period of 40 years under the terms of the agreement. The balance was R447 million ($40 million) of which R429 million ($38 million) was a non-current asset and R11 million ($1 million) was current. Costs to the value of R7 million ($1 million) were amortised for the nine months to September 2015. The current portion is included under trade and other receivables. See disclosure below for movements during the current financial year.

(ii) a deferred royalty payment of R100 million, payable in five instalments of R20 million per annum in each of the five years following completion of the transaction. This amount will be used by the Bapo to pay the administrative costs of running, controlling and directing the affairs of Bapo.

The deferred payment of R100 million is payable in annual instalments of R20 million over 5 years and was discounted to R79 million ($7 million). The discounted liability will be unwound over the 5 year period. The outstanding balance was R63 million ($4 million), of which R47 million ($3 million) was non-current and R16 million ($1 million) was current at 30 September 2015. The current portion is included in Trade and other payables whilst the non-current portion is in Deferred royalty payment. See disclosure below for movements during the current financial year.

The shares include a lock in period. As the lock in period represents a post vesting condition the difference between the fair value of the shares and the fair value of the consideration received was expensed to the income statement in 2015 representing a cost of entering into the BEE arrangement. This totalled R149 million ($13 million). This premium was included as cost in 2015 in the income statement.

(b) Lonplats acquired 100% of the Bapo’s shares in Bapo ba Mogale Mining Company (Proprietary) Limited, whose only asset of value was the 7.5% participation interest in the Pandora JV, for its fair value of R44 million.

The proportionally accounted investments increased by R44 million ($4 million) in 2015 (note 10).  On 6 December 2017 Eastern Platinum Limited acquired 50% of the Pandora Joint Venture (Pandora JV) bringing Eastern Platinum Limited’s ownership to 100%, therefore Pandora is no longer accounted for as a proportionally accounted investment (see note 30).

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

28     BEE transactions (continued)

(c) Lonmin settled the lump sum cash royalty payment of R520 million ($46 million) (under (a)(i) above) and the consideration of R44 million ($4 million) (under (b) above) through the issue of 13.1 million new ordinary shares (2.25%) in Lonmin Plc to the Bapo to the value of R564 million ($50 million) (the “Placing Shares”). To preserve the BEE credentials that this transaction confers on the relevant Lonmin companies, the Placing Shares are subject to a lock-in period of ten years from the effective date of this transaction. During the lock-in period, the Placing Shares may not be sold or encumbered by the Bapo. The total amount paid to the Bapo under (a) and (b) above includes a premium of R149 million ($13 million), in recognition of the benefit to Lonmin of the ten year lock-in period.

Share capital and share premium increased by R564 million ($50 million) in 2015 as a result of the issue of 13.1 million Lonmin Plc shares at a premium.

In addition to the above, Lonmin and the Bapo jointly formed a community development trust for the benefit of the members of the Bapo community (The Bapo Community Local Economic Development Trust (the “Bapo Trust”)).

Refer to the Community Trusts below.

Employee Shareholding Ownership Plan (ESOP)

Lonmin formed an ESOP, called Lonplats Siyakhula Employee Profit Share Scheme, for the benefit of all Lonmin employees who were not participating in any of the share option schemes which existed when the transaction was concluded. LSA (U.K.) Limited (“LSA”) (a Lonmin subsidiary) transferred 3.8% of its shareholding in Lonplats (being Western Platinum Limited and Eastern Platinum Limited) to the ESOP, and the ESOP is entitled to the higher of 3.8% of Lonplats’ net profit after tax or dividend declared, with effect from the 2015 financial year. The annual distributions made to the ESOP will be distributed to the beneficiaries of the ESOP.

The ESOP has been consolidated into the Group accounts as it is regarded as being controlled by the Group for accounting purposes. The annual distributions from the ESOP to its beneficiaries will be treated as an expense for services rendered to Lonmin by the employees who are the scheme's beneficiaries. 2018 Employee profit share amounted to $2 million (2017 and 2016 - $nil as WPL and EPL incurred losses).

Community Trusts

Two separate Community Trusts were established – one for the Bapo Community, as explained above, and the other for the Marikana community on the western side of our Marikana operations. Each of the Community Trusts was issued with 0.9% of the issued share capital of Lonplats which was transferred from Lonmin’s subsidiary, LSA (U.K.) Limited (“LSA”). In addition, the Trusts will receive annual distributions which will equal their share of dividends declared by Lonplats, with a minimum of R5 million payable to the Trust. If dividends declared are less than R5 million, Lonplats will make a top-up payment to bring the total distribution for that year to R5 million. The Trusts will distribute the annual distributions to the communities to fund community projects.

The Community Trusts have been consolidated into the Group accounts. The distributions from the Community Trusts to the community projects will be treated as an expense when the payment is made to the communities.

	2018	2017	2016
	$m	$m	$m

Non-current assets
Opening balance	36	37	38
Less: transferred to short term royalty asset	(1)	(1)	(1)
Closing balance	35	36	37

Non-current liabilities
Opening balance	-	(3)	(3)
Foreign exchange losses	-	-	(1)
Less: transferred to short term royalty liability	-	3	1
Closing balance	-	-	(3)

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

29     Impairment of non-financial assets

At 30 September 2018 there had been no significant change to management’s outlook for the business and therefore prior year impairments have not been reversed and no further impairments to non-financial assets have been made (2017 - impairment of $1,053 million, 2016 - impairment of $335 million).

At each financial reporting date, the Group assesses whether there is any indication that non-financial assets are impaired.  If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of fair value less costs to sell and value in use.

For impairment assessment, the Group’s net assets are grouped into CGUs being the Marikana CGU, Akanani CGU, Limpopo CGU and Other. The Marikana, Limpopo and Akanani CGUs relate to the PGM segment.

The Marikana CGU is located in the Marikana district to the east of the town of Rustenburg in the North West province of South Africa. It contains a number of producing underground mines, various development properties, concentrators and tailings storage.

The Akanani CGU is located on the Northern Limb of the Bushveld Igneous Complex in the Limpopo province of South Africa. A pre-feasibility study was completed in 2012.

The Limpopo CGU is located on the Northern Sector of the Eastern Limb of the Bushveld Igneous Complex in the Limpopo province of South Africa and comprises two resource blocks (Boabab and Boabab east). The CGU includes mines which were placed on care and maintenance in 2009 and a concentrator complex.

For Marikana, the recoverable amount was calculated using a value-in-use valuation. The key assumptions contained within the business forecast and management’s approach to determine appropriate values in use are set out below:

Key Assumption	Management Approach
PGM prices

Projections are determined through a combination of the views of the Directors, market estimates and forecasts and other sector information. The Platinum price is projected to be in the range of $801 to $1,319 (2017 - $1,023 to $1,546 and 2016 - $1,063 to $1,536) per ounce in real terms over the life of the mine. Palladium and Rhodium prices are expected to range between $899 to $1,553 (2017 - $849 to $1,015 and 2016 - $600 to $842) and $2,281 to $3,738 (2017 - $1,077 to $1,521 and 2016 - $764 to $1,251) respectively per ounce in real terms over the same period.

Production volume	Projections are based on the capacity and expected operational capabilities of the mines, the grade of the ore and the efficiencies of processing and refining operations.
Production costs

Projections are based on current cost adjusted for expected cost changes as well as giving consideration to specific issues such as the difficulty in mining particular sections of the reef and the mining method employed.

Capital expenditure requirements

Projections are based on the operational plan, which sets out the long-term plan of the business and is approved by the Board and includes capital expenditure to access reported reserves from existing mining operations as well as maintenance expenditure.

Foreign currency exchange rates	Spot rates as at the end of the reporting period are applied.
Reserves and resources of the CGU	Projections are determined through surveys performed by Competent Persons and the views of the Directors of the Company.
Discount rate

The discount rate is based on a Weighted Average Cost of Capital (WACC) calculation using the Capital Asset Pricing Model grossed up to a pre-tax rate. The Group uses external consultants to calculate an appropriate WACC.

For impairment testing, management projects cash flows over the life of the relevant mining operations which is significantly greater than five years.  For the Marikana CGU a life of mine spanning until 2070 was applied. Whilst the majority of mining licences are currently valid until 2037 the Director’s expect the licences will be renewed until beyond 2070.

In arriving at the VIU for the Marikana CGU, post-tax cash flows expressed in real terms have been estimated and discounted using a post-tax discount rate of 14.2% (2017 - 14.2%, 2016 - 12.0%), giving consideration to the specific amount and timing of future cash flows as well as the risks specific to the Marikana CGU. This equates to a pre-tax discount rate of 17.5% real (2017 - 17.5% real, 2016 - 15.6% real).

The Akanani asset was fully impaired at 30 September 2017. There have been no significant changes since that date to lead us to believe that the valuation of this asset is different.  Therefore no full assessment has been performed at 30 September 2018 as we do not expect a reversal of impairment at this stage.

The non-financial assets of the Limpopo CGU were also fully impaired at 30 September 2015.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

29     Impairment of non-financial assets (continued)

In preparing the financial statements, management has considered whether a reasonably possible change in the key assumptions on which management has based its determination of the recoverable amounts of the CGUs would cause the units’ carrying amounts to exceed their recoverable amounts.  A reasonably possible change in any of the assumptions used to value the Marikana CGU will lead to a reduction or increase in the impairment charge as follows:

		2018	2017	2016
		Reversal of	Reversal of	Reversal of
		impairment/(Further	impairment/(Further	impairment/(Further
Assumption	Movement in assumption	impairment)	impairment)	impairment)
Metal prices [i]	+/-5%	$276m/($326m)	$267m/($283m)	$345m/($346m)
ZAR:US Dollar exchange rate ii	-/+5%	$238m/($315m)	$217m/($255m)	$267m/($293m)
Discount rate ii	-/+100 basis points	$46m/($38m)	$58m/($48m)	$140m/($122m)
Production [i]	+/-5%	$254m/($304m)	$235m/($225m)	$309m/($313m)

Footnotes:

i	Over the period of the discounted cash flow model.
ii	As at the reporting date.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

30     Business combinations

Pandora acquisition

On 6 December 2017 Eastern Platinum Limited (a subsidiary of Lonmin) acquired 50% of the Pandora Joint Operation (Pandora JO) bringing Eastern Platinum Limited’s ownership to 100%. Previously the 50% of Pandora held by EPL was classified as a joint operation and had been proportionally consolidated (see note 10). EPL’s acquisition of the remaining 50% of Pandora is treated as a step acquisition. Under the accounting standards for a step acquisition, EPL’s previously held interest in Pandora before obtaining full control including the amount that was recognised in other comprehensive income was recognised on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest. The consideration was determined to be the fair value (see note 18g) . The carrying amount at the date of acquisition was $24 million and the fair value of the 50% was $23 million leading to a loss on disposal of $1m. In addition, the accumulated foreign currency translation reserve amount of $24 million  was recognised on the same basis as would be required if the EPL had disposed directly of the previously held equity interest. Under a step acquisition, EPL is then assume to reacquire 100% with all assets and liabilities recognised at fair value. The difference between the fair value of consideration and the fair value of assets is then either treated as goodwill or a gain on a bargain purchase. The groups fair value of the Pandora business did not result in any material movements from the previous books values, nor was there a difference between the fair value of the assets and liabilities and the fair value of the consideration. As such no goodwill was recognised nor a gain on a bargain purchase and there was no significant change in the previously recognised assets or liabilities.

$m
Purchase consideration	2018
Cash	4
Contingent consideration	19
Total for 50%	23
Total for 100%	47

Fair value of net assets acquired

$m
Non-current assets	48
Current assets	1
Net payable deemed settled on consolidation	(1)
Non-current liabilities	(1)
Net assets acquired	47
Consideration	47
Goodwill	-

The purchase price for the 50% of Pandora acquired amounted to $23 million comprising cash consideration of $4 million and contingent consideration with a present value of $19 million. The contingent consideration represents the present value of deferred cash payments of 20% of the distributable free cash flows generated by the Pandora E3 operations on an annual basis for a period of six years, subject to a minimum deferred consideration of R400 million (in nominal terms). The fair value was determined using the present values of future cash flows have been determined using an estimated post-tax cost of debt of 8.2%. Pandora held both accounts payable and accounts receivable balances with Lonmin at the acquisition date. A net $1 million payable balance was deemed settled on consideration.

In the income statement there is a $24 million cumulative foreign exchange loss on the translation of the Pandora JV balance sheet from Rand to Dollar. In prior periods the Rand strengthened significantly and this loss was previously recognised in the consolidated statement of comprehensive income. On acquiring control of this asset the original 50% held was deemed as sold, prior to the acquisition of 100%, and the 24 million loss was recognised in the income statement in accordance with IFRS.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

31     Events after the financial reporting period

Recommended All-Share Offer for Lonmin Plc by Sibanye-Stillwater

On 7 June 2019 Sibanye Gold Limited, trading as Sibanye Stillwater, acquired entire issued and to be issued share capital of Lonmin Plc. Further details are available on Sibanye Stillwater’s website: www.sibanyestillwater.com.

Fair value adjustment on property, plant and equipment

Following the acquisition of Lonmin by Sibanye Gold Limited, Sibanye Gold Limited recorded a downward fair value adjustment to the Lonmin Property Plant and Equipment value of $100m as part of the IFRS 3 Business combinations accounting in the Sibanye Gold Limited consolidated accounts. Based on this provisional purchase price allocation, management expect to recognise an impairment in the Lonmin Limited consolidated accounts of c$100m at the next reporting period. This is principally due to a change in the life of mine plan for Lonmin following the acquisition. As such this is a non-adjusting post balance sheet event and therefore the post-acquisition impairment has not been recognised in these financial statements.

Suspension and listing of Lonmin Plc shares

On 10 June 2019 the Financial Conduct Authority has suspended the listing of Lonmin Shares on the premium segment of the Official List and the London Stock Exchange has suspended the trading of Lonmin Shares on the main market for listed securities maintained by the London Stock Exchange and the Main Board of the Johannesburg Stock Exchange has suspended the listing and trading of Lonmin Shares on the Main Board of the Johannesburg Stock Exchange.

Settlement of Pangaea Investments Management Limited loan

On 5 July 2019 the Lonmin group entity's prepayment arrangements with the Pangaea Investments Management Limited (PIM) (refer to note 9) was fully settled from available cash on hand.

Changes in directorate

The following directors have resigned from the Board of Lonmin Limited:

Brian Richard Beamish	7 June 2019
Kennedy Gcinumuzi Bungane	7 June 2019
Gillian Amanda Fairfield	7 June 2019
Jonathan Charles Alexander Leslie	7 June 2019
Varda Shine	7 June 2019
Sizwe Mfundo Sydney Nkosi	7 June 2019
Barend Johannes Van Der Merwe	28 July 2019
Bennetor Magara	14 August 2019
Charl Keyter	14 August 2019

The following directors have been appointed to the Board of Lonmin Limited:

Richard Andrew Stewart	7 June 2019
Charl Keyter	7 June 2019
David Malcolm Kaye	14 August 2019
Bryony Jane Watson	14 August 2019

Change in accounting period

On 23 August 2019 the current accounting period was extended from 30 September 2019 so as to end to 31 December 2019 with subsequent periods ending on the same day and month in future years.

Change in registered office

On 23 August 2019 the registered office address was changed from Connaught House 5th Floor 1-3 Mount Street London W1K 3NB United Kingdom to Lower Ground Floor One George Yard London EC3V 9DF.

Conversion to private company and restructuring

On 27 August 2019 Lonmin Plc a public company has been re-registered under the Companies Act 2006 as a private company under the name of Lonmin Limited, a company limited by its shares by the Registrar of Companies for England/Wales. Sibanye-Stillwater is in the process of investigating and planning the reorganisation of the Lonmin legal structure. At the date of this report, the reorganisation of the Lonmin legal structure is in preliminary investigation phase and conclusions on key steps are pending.

Appointment and change in company secretary

On 14 August 2019 Seema Kamboj was appointed as Company Secretary. Subsequently, Seema Kamboj resigned on 31 August 2019 and Lerato Maltosa was appointed as Company Secretary on 1 September 2019.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

31     Events after the financial reporting period  (continued)

Finance facilities

As disclosed in the Financial Review and note 17 Lonmin entered into a $200 million financing facility in October 2018 to be amortised over three years. The pre-existing term loan of $150 million was settled and all other pre-existing undrawn/draw-stopped facilities with both the South African and US Dollar lender groups were cancelled. All ancillary facilities of the pre-existing facilities needed to be cancelled which included financial guarantees and others trading facilities. Most of the DMR rehabilitation guarantees, as disclosed in note 22, previously provided by the South African lenders were cancelled and replaced with an insurance product or cash collateralised together with other guarantees.

Acquisitions and Disposals

Petrozim disposal

In 2018 Lonmin entered into a sale agreement to sell its 50% interest in Petrozim for cash consideration of $14.75 million. $10 million was received in October 2018 and this transaction is expected to complete during FY19.

Wallbridge disposal

In September 2018 Lonmin entered into a sale agreement to sell 6.8% of the outstanding shares in Wallbridge Mining Company Limited for a total of $3 million cash consideration which was received in October 2018.

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

32     Principal subsidiaries with material non-controlling interests

Non-controlling interest is comprised of the following:

	2018	2017	2016
	$m	$m	$m

Western Platinum Limited	(202)	(208)	(87)
Eastern Platinum Limited	(38)	(39)	(7)
Other	(59)	(59)	(58)
Total	(299)	(306)	(152)

Summarised financial information relating to subsidiaries that have material non-controlling interest as at 30 September 2018, reflecting 100% of the underlying subsidiary's relevant figures, is set out below.

	Western	Eastern
	Platinum Limited	Platinum Limited
	$m	$m

Non-current assets	264	108
Current assets	570	9
Total assets	834	117

Non-current liabilities	(137)	(37)
Current liabilities	(1,320)	(367)
Total liabilities	(1,457)	(404)
Net liabilities	(623)	(287)
Attributable to equity shareholders of the Company	(421)	(248)
Attributable to non-controlling interests	(202)	(38)
Effective non-controlling interest %	13.8%	13.8%

Revenue	1,335	10
Expenses	(1,282)	(9)
Profit / (loss) for the year	53	1
Attributable to equity shareholders of the Company	46	1
Attributable to non-controlling interests	7	-

Other comprehensive income
Attributable to equity shareholders of the Company	-	-
Attributable to non-controlling interests	-	-

Total comprehensive income	53	1
Attributable to equity shareholders of the Company	46	1
Attributable to non-controlling interests	7	-

Cash inflow from operating activities	61	45
Cash used in investing activities	(58)	(19)
Cash inflow / (outflow) from financing activities	8	(26)
Total net cash inflow	11	-

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

33     Rights Issue

Overview of the Rights Issue offer

On 9 November 2015, Lonmin announced a fully underwritten 46 for 1 Rights Issue of 26,997,717,400 new shares at £0.01 per new share for shareholders on the London Stock Exchange and at ZAR0.214 per new share for shareholders on the Johannesburg Stock Exchange. In the prospectus, Lonmin anticipated raising $407 million of total proceeds which, net of fees and expenses relating to the Rights Issue of $26 million would raise funds of $381 million.

The offer period commenced on 20 November 2015 and closed for acceptance on 10 December 2015. The issue was successful with a take up of just below 71% and the remaining 29% raised through a rump placement. All new shares issued were paid for. The Company raised total net proceeds of $368 million which was slightly below expectations given in the prospectus as a result of exchange differences between the prospectus exchange rate and that achieved ($11 million) as well as fees and expenses being $1 million more than anticipated.

Accounting for the Rights Issue

The Rights Issue proceeds were received over the offer period and initially credited to a “shares to be issued” account at the prevailing spot exchange rates on the dates of receipt resulting in the recognition of cash inflow of $396 million before the impact of hedging arrangements. The retranslation of these receipts at the spot rate on closing resulted in a $1 million exchange gain recognised through finance income.

Share capital and share premium of $26,998 and $395 million respectively were recognised on the statement of financial position using the spot exchange rate on the date of issuance being 10 December 2015. Share issue costs of $27 million were also recognised and charged against share premium. Therefore the total net increase in share capital and share premium was $368 million.

In order to minimise the risk of the exposure to currency fluctuations on the Rand and Pound Sterling proceeds expected, the Group entered into forward exchange contracts in synchronisation with the Rights Issue process. The Rand weakened while the Pound Sterling strengthened against the Dollar over the offer period resulting in the net proceeds received and translated at forward exchange rate being more than those accounted for at spot rate. This resulted in the recognition of exchange gains of $4 million. This $4 million forward exchange gain cannot be accounted for in equity (which it was effectively hedging for economic purposes) as, under IFRS, hedge accounting can only be applied to cash flows which ultimately affect profit and loss. The gain on forward exchange contracts has therefore been reported as finance income in the income statement.

A summary of the above transaction is shown below:

$m
Cash proceeds received at spot rates	396
Foreign exchange gain on retranslation of advance cash proceeds	(1)
Gross increase in share capital and share premium	395
Costs of issue charged to share premium	(27)
Net increase in share capital and share premium	368
Gain on settlement of forward exchange contracts	4
Total	372

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

34     Related undertaking of the Group

In accordance with Section 409 of the Companies Act 2006, a full list of related undertakings, the registered office address and the percentage of equity owned as at 30 September 2018 is disclosed below.

		Effective
		interest in
		ordinary
	Principal place of	share capital
Company	business	%		Principal activities
Material subsidiaries
South Africa
Middlekraal Farm, LPD Building, Marikana, North West Province, South Africa
Eastern Platinum Limited	South Africa	86.2%	Subsidiary	Platinum mining
Western Platinum Limited	South Africa	86.2%	Subsidiary	Platinum mining and refining

Other subsidiaries
Barbados
Hampton Chambers, Hampton House, Erdiston Hill, St Michael, BB11113, Barbados
AfriOre International (Barbados) Limited	Barbados	100.0%	Subsidiary	Investment holdings
Kwagga Gold (Barbados) Limited	Barbados	65.0%	Subsidiary	Dormant
Bermuda
Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda
Western Metal Sales Limited	Bermuda	100.0%	Subsidiary	Dormant
British Virgin Islands
Craigmuir Chambers, P.O. Box 11, Road Town, Tortola, British Virgin Islands
AfriOre Limited	British Virgin Islands	100.0%	Subsidiary	Dormant
Geneva Place, 2nd Floor, 333 Waterfront Drive, P.O. Box 3339, Road Town, Tortola, British Virgin Islands
AfriOre Precious Metals Holdings Inc	British Virgin Islands	100.0%	Subsidiary	Dormant
Metals Technology Inc	British Virgin Islands	100.0%	Subsidiary	Dormant
Canada
199 Bay Street,Ste. 4000, Commerce Court West, Toronto ON M5L 1A9, Canada
4321677 Canada Inc	Canada	100.0%	Subsidiary	Investment holdings
6529241 Canada Inc	Canada	100.0%	Subsidiary	Investment holdings
Lonmin Canada Inc	Canada	100.0%	Subsidiary	Mineral exploration
Cayman Islands
Aston Corporate Managers, P.O. BOX 1981GT, The Charles Building, North Church Street, George Town, Cayman Islands
Southern Platinum (Cayman Islands) Corporation	Cayman Islands	100.0%	Subsidiary	Dormant
England
Connaught House, 5th Floor, 1-3 Mount Street, London, W1K 3NB
ACGE Investments Limited	England	100.0%	Subsidiary	Dormant
Greataward Limited	England	100.0%	Subsidiary	Investment holdings
London Australian & General Property Company Limited	England	100.0%	Subsidiary	Dormant
London City & Westcliff Properties Limited	England	100.0%	Subsidiary	Dormant
Lonmin Bahamas Hotels Limited	England	100.0%	Subsidiary	Dormant
Lonmin Finance Limited	England	100.0%	Subsidiary	Dormant
Lonmin Mining Company Limited	England	100.0%	Subsidiary	Dormant
Lonmin Mining Supplies Limited	England	100.0%	Subsidiary	Dormant
Lonmin Mozambique Oil Holdings Limited	England	100.0%	Subsidiary	Dormant
Lonmin Textiles Limited	England	100.0%	Subsidiary	Dormant
Lonwest Properties Limited	England	100.0%	Subsidiary	Dormant
LSA (U.K.) Limited	England	100.0%	Subsidiary	Investment holdings
MNG Investments Limited	England	100.0%	Subsidiary	Dormant
The African Investment Trust Limited	England	100.0%	Subsidiary	Dormant
Tobs Limited	England	100.0%	Subsidiary	Dormant
Topmast Estates Limited	England	100.0%	Subsidiary	Dormant
Gabon
Quartier Aeroport, Libreville, BP 8834, Gabon
Gabon Mining Corporation	Gabon	100.0%	Subsidiary	Dormant
Societe Gabonaise de Development Miner	Gabon	100.0%	Subsidiary	Dormant
Guernsey
P.O. Box 384, The Albany, St Peter Port, GY1 4NF, Guernsey
Lonmin Insurance Limited	Guernsey	100.0%	Subsidiary	Insurance
Kenya
Plot No LR 209/7155, 20th Floor, Lonrho House, P.O. Box 3085, 00100 GPO, Nairobi
AfriOre Kenya Limited	Kenya	100.0%	Subsidiary	Mineral exploration
Scotland
Capella Building, 60 York Street, Glasgow, Scotland, G2 8JX
Scottish and Universal Investments Limited	Scotland	100.0%	Subsidiary	Dormant
South Africa
21 - 7th Avenue, Parktown North, 2193
BAPO Mining Company (Proprietary) Limited	South Africa	100.0%	Subsidiary	Investment holdings
Middlekraal Farm, LPD Building, Marikana, North West Province, South Africa
AfriOre (Proprietary) Limited	South Africa	100.0%	Subsidiary	Dormant

Lonmin Limited (previously Lonmin Plc)

Notes to the financial statements

for the year ended 30 September 2018

34     Related undertaking of the Group (continued)

Akanani Mining (Proprietary) Limited	South Africa	80.1%	Subsidiary	Mineral exploration and evaluation
Burchell Gold (Proprietary) Limited	South Africa	100.0%	Subsidiary	Dormant
Kwagga Gold (Proprietary) Limited	South Africa	100.0%	Subsidiary	Mineral exploration
Lonmin Management Services	South Africa	100.0%	Branch	Management of strategic activities of South African operations
Messina Limited	South Africa	100.0%	Subsidiary	Dormant
Messina Platinum Mines Limited	South Africa	86.2%	Subsidiary	Platinum mining
Vlakfontein Nickel (Proprietary) Limited	South Africa	100.0%	Subsidiary	Dormant

Other entities
South Africa
85 Grayston Drive, Sandton, Johannesburg, 2196
Incwala Platinum (Proprietary) Limited	South Africa	23.56%	Associate	Investment holdings
Incwala Resources (Proprietary) Limited	South Africa	23.56%	Associate	Investment holdings
Middlekraal Farm, LPD Building, Marikana, North West Province, South Africa
Marikana Housing Development Company	South Africa	100.0%	Special purpose entity	Housing development
Not registered
The Lonmin Platinum Pollution Control and Rehabilitation Trust	South Africa	100.0%	Special purpose entity	Restricted cash
Akanani Pollution Control and Rehabilitation Trust	South Africa	100.0%	Special purpose entity	Restricted cash
Lonmin Platinum Limpopo Mining Area Pollution Control and Rehabilitation Trust	South Africa	100.0%	Special purpose entity	Restricted cash
The Lonplats Marikana Community Development Trust	South Africa	Control of Trust	Special purpose entity	Community development
The Bapo ba Mogale Local Economic Development Trust	South Africa	Control of Trust	Special purpose entity	Community development
Lonplats Siyakhula Employee Profit Share Scheme	South Africa	Control of Trust	Special purpose entity	Community development
Petrozim Line (Private) Limited	Zimbabwe	50.0%	Joint Venture	Petroleum transport

The following entities are minority shareholders in the Group companies listed above:

-Incwala Platinum (Proprietary) Limited (IP)

-Lonplats Siyakhula Employee Profit Share Scheme

-The Lonplats Marikana Community Development Trust

-The Bapo ba Mogale Local Economic Development Trust